Exhibit 99.2

Suite 1901-130 Adelaide Street West Toronto, ON M5H 3P5 Telephone: (416) 364-4938 Fax (416) 364-5162

ANNUAL INFORMATION FORM

For the Year Ended August 31, 2009

Dated as of November 24, 2009

TABLE OF CONTENTS

1. PRELIMINARY INFORMATION	3

1.1 Financial Statements	3

1.2 Disclosure Regarding Forward-Looking Statements	3

1.3 National Instrument 43-101 – Standards of Disclosure for Mineral Projects	4

2. CORPORATE STRUCTURE	5

3. GENERAL DEVELOPMENT OF THE BUSINESS	5

3.1 Three Year History	5

4. DESCRIPTION OF THE BUSINESS	7

4.1 General	7

4.2 Principal Properties and Assets	7

4.2.1 Thor Lake Rare Metals Property	7

4.2.2 The Separation Rapids Project	17

4.2.3 The Warren Township Anorthosite Project	21

4.2.4 East Kemptville Project	24

4.2.5 Lilypad Lakes Tantalum-Cesium Property	27

4.2.6 Other Assets	29

Wolf Mountain Platinum-Palladium Property Royalty	29

East Cedartree Gold Property Royalty	29

4.3 Employees	30

4.4 Safety and Environmental Policy	30

4.5 Corporate Social Responsibility	31

4.6 Risk Factors	32

5. DIVIDENDS	37

6. DESCRIPTION OF CAPITAL STRUCTURE	37

7. MARKET FOR SECURITIES	38

7.1 Trading Price and Volume	38

7.2 Prior Sales	38

8. DIRECTORS AND OFFICERS	39

8.1 Name, Occupation and Security Holding	39

8.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions	41

8.3 Conflicts of Interest	42

9. LEGAL PROCEEDINGS AND REGULATORY ACTIONS	43

10. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS..	43

11. TRANSFER AGENT AND REGISTRAR	43

12. AUDIT COMMITTEE AND RELATED INFORMATION	43

12.1 Charter	43

12.2 Composition	43

12.3 Pre-Approval Policies and Procedures	44

12.4 External Auditor Service Fees	44

13. MATERIAL CONTRACTS	44

14. INTERESTS OF EXPERTS	44

14.1 Name and Interests of Experts	44

15. ADDITIONAL INFORMATION	45

APPENDIX A – CHARTER OF THE AUDIT COMMITTEE	46

1.	PRELIMINARY INFORMATION

In this Annual Information Form (the “AIF”), Avalon Rare Metals Inc. (formerly Avalon Ventures Ltd.) is referred to as “Avalon” or the “Company”. All information contained herein is as at August 31, 2009, unless otherwise stated.

1.1	Financial Statements

This AIF should be read in conjunction with the Company’s financial statements and management’s discussion and analysis for the 12 months ended August 31, 2009.  The financial statements and management’s discussion and analysis are available on the Company’s website at www.avalonraremetals.com and under the Company’s profile on the SEDAR website at www.sedar.com.  All financial statements are prepared in accordance with Canadian generally accepted accounting principles.

1.2	Disclosure Regarding Forward-Looking Statements

Certain of the statements that are not historical facts contained in this AIF (and the other disclosure documentation of Avalon such as its annual and quarterly reporting to shareholders) are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements.  Such forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are or may be based on assumptions and/or estimates related to future economic, market and other conditions.  Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to under “Description of the Business – Risk Factors” herein and include unanticipated and/or unusual events.  Most of such factors are beyond Avalon’s ability to control or predict.

This AIF contains forward-looking statements which may not be based on historical fact.  Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	the estimation or realization of mineral resources;

•	recovery rates and production costs of the rare metals;

•	the timing and amount of estimated future production;

•	requirements for additional capital;

•	future prices of rare metals and minerals;

•	market demand for rare metals and minerals;

•	the reliability of plant operations at production scale;

•	energy costs;

•	availability of required skilled labour, contractors and other human resources;

•	accidents, labour disputes and other risks of the mining industry;

•	delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities;

•	currency exchange rate fluctuations; and

•	title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Readers can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof.  There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.  Such information is included, among other places, in this AIF under the headings “Description of the Business – Risk Factors”.

The forward-looking statements contained herein are made as of the date of this AIF and are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements, which reflect management’s plans, estimates, projections and views only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Actual results may differ materially from those anticipated.  Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Avalon disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law.

1.3	National Instrument 43-101 – Standards of Disclosure for Mineral Projects

National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) issued by the Canadian Securities Administrators (the “CSA”) requires, among other things, that issuers ensure that all written disclosure of a scientific or technical nature, other than a news release, concerning a mineral project on a property material to the issuer identifies and discloses the relationship to the issuer of the qualified person who prepared or supervised the preparation of the Technical Report or other information that forms the basis for the written disclosure.  A “qualified person” for purposes of NI 43-101 means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation and/or mineral project assessment, has experience relevant to the subject matter of the disclosure and is a member in good standing of a specified professional association.

Except as otherwise noted in this AIF, Mr. Donald S. Bubar, P.Geo., President and CEO and Dr. William Mercer, P.Geo., Vice-President, Exploration are the qualified persons responsible for the preparation of technical information included in this AIF.

2.	CORPORATE STRUCTURE

Avalon Rare Metals Inc. was amalgamated on July 24, 1991 under the British Columbia Company Act (now the British Columbia Business Corporations Act (“BCA”) under the name Keith Resources Ltd. pursuant to the amalgamation of Rockridge Mining Corporation and Meadfield Mining Corp.

On September 29, 1994, the Company consolidated its share capital on a five-for-one basis and changed its name to Avalon Ventures Ltd.

On July 18, 2005, the Company carried out a transition under the BCA by filing Notice of Articles and, at the same time adopting new Articles to bring them in line with the requirements and alternatives available under the BCA including increasing its authorized share structure to an unlimited number of common shares without par value and 25,000,000 Preferred Shares without par value.  The new Articles also reduced the percentage of votes required from 75% to 66-2/3% to pass special and separate resolutions and gave authority to the Board of Directors to make capital alterations and changes to the Company’s name as permitted under the BCA.

On February 17, 2009, the Company changed its name to Avalon Rare Metals Inc.

The Company’s head office is located at Suite 1901, 130 Adelaide Street West, Toronto, Ontario, M5H 3P5, and its registered office is located at Suite 950, 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5.

The Company is a reporting issuer in British Columbia, Alberta, the Northwest Territories, Ontario and Nova Scotia. The Company’s shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX” or the “Exchange”) under the symbol “AVL” and are listed in the United States on the OTCQX, under the symbol “AVARF”.

The Company operates exclusively in Canada and is extra-provincially registered to carry on business in Ontario, Northwest Territories, Manitoba and Nova Scotia.

3.	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	Three Year History

Avalon is a junior mineral exploration and development company with a primary focus on rare metals and minerals with high technology and environmentally beneficial applications. Avalon currently holds a portfolio of five such projects.  Four of these five active projects (Thor Lake, Separation Rapids, East Kemptville and Warren Township) are at an advanced stage with identified mineral resources that are potentially economic, provided that sales contracts with customers can be secured and project financing arranged.

The Company’s focus has been on rare minerals and metals such as lithium, tantalum, cesium, indium, rare earth elements (“REE”) such as neodymium, terbium and dysprosium and rare minerals such as calcium feldspar which are all in growing demand in new technologies related to energy efficiency and a cleaner environment. The Company seeks to build shareholder value by becoming a diversified producer of rare metals and minerals and expanding the markets for its mineral products.

Markets for mineral commodities, in general, have continued to strengthen over the past three years in response to rising demand from Asia resulting in tightening supplies.  Some of the strongest demand growth has been for rare metals such as the REE found at Thor Lake, for applications created by new technological advances particularly in the automotive, electronics and alternative energy fields.  This also applies to the Company’s lithium mineral product from the Separation Rapids project and the Company’s calcium feldspar product from Warren Township.  The demand for these products is being driven largely by rising fuel costs and environmental concerns related to carbon dioxide emissions and global warming.

A positive Preliminary Economic Assessment (“PEA”) on the REE development potential of the Thor Lake Project was completed in 2007 and this project has become the Company’s main focus due to the large size of the REE resource in the recently re-named Nechalacho deposit (formerly the Lake Zone) and its exceptional enrichment in the “heavy” rare earths, europium through lutetium (“HREE”).  This project will be advanced to the pre-feasibility level of analysis in 2009 with a pre-feasibility study scheduled for completion by spring 2010.

Avalon has adopted the Principles and Guidelines for Responsible Exploration developed by the Prospectors and Developers Association of Canada (“PDAC”), as policy of the Company and has made Corporate Social Responsibility (“CSR”) a Company priority.  It has applied these principles on the Thor Lake project particularly with respect to its environmental and community engagement practice.

In 2009, the Company focused its efforts and available capital resources on the Thor Lake Project and completion of a pre-feasibility study on the Nechalacho REE deposit is the Company’s top priority for early 2010. Following the completion of $17,500,000 equity financing in September 2009 (described below), the Company is well financed to advance both the Thor Lake project and its second priority projects at East Kemptville and Separation Rapids in 2010.

On December 28, 2006, the Company completed a non-brokered private placement issuing 1,500,000 flow-through units for gross proceeds of $1,575,000. Each unit consisted of one flow-through common share and one-half of one non-flow through common share purchase warrant, with each whole warrant entitling the holder to purchase one common share at an exercise price of $1.35 per share expiring December 28, 2007.  Of the 675,000 were exercised and the balance of 75,000 expired unexercised.

On November 22, 2007, the Company completed a brokered private placement issuing 7,610,000 units and 2,750,000 flow-through common shares for gross proceeds of $16,883,000.  Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant entitling the holder to purchase one common share at an exercise price of $2.00 per share expiring May 22, 2009.  During the year ended August 31, 2009, the Company amended the exercise price of these common share purchase warrants from $2.00 to $0.70.  Of these warrants, 1,259,700 were exercised and the balance of 2,545,300 expired unexercised.

On December 15, 2008, the Company completed a private placement and issued 3,000,000 flow-through common shares at a price of $0.50 per share for gross proceeds of $1,500,000.

On September 17, 2009, the Company completed a brokered private placement consisting of 6,745,000 Special Warrants at a price of $2.30 per Special Warrant and 755,000 Flow-Through Special Warrants at a price of $2.65 per Flow-Through Special Warrant for total gross proceeds of $17,514,250.  Each Special Warrant is exercisable into one unit of the Company without further payment. Each unit will be comprised of one common share and one-half of a common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, for a period of 24 months following September 17, 2009. Each Flow-Through Special Warrant is exercisable into one flow-through common share of the Company without further payment.

4.	DESCRIPTION OF THE BUSINESS

4.1	General

The Company is a Canadian junior mineral exploration and development company with a primary focus on the rare metals and minerals.

Avalon presently owns five rare metals and mineral projects in Canada, four of which are at an advanced stage of development, but none are in production.  The Company relies primarily on equity markets to raise capital to finance its exploration and development programs. The Company has no debt and no sources of revenue at the present time to finance its development programs other than investment income on its cash balances. As at the date of this report, Avalon had approximately $18,500,000 in working capital. The Company can also finance development of its properties through earn-in type joint ventures with other third parties.

4.2	Principal Properties and Assets

The Company owns five rare metals and minerals properties four of which are active (Thor Lake, Separation Rapids, East Kemptville and Warren Township). The Company’s other assets are an early stage tantalum cesium prospect called Lilypad Lakes and royalty interests in two development projects which are not in production.

4.2.1	Thor Lake Rare Metals Property

Property Description and Location

The Thor Lake Project is located in the Mackenzie Mining District of the Northwest Territories (“NWT”), about five kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife.

The Thor Lake property is originally comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares). The mining leases have a 21-year life and each lease is renewable in 21-year increments.  The Thor Lake property is subject to two underlying royalty agreements entitling the royalty holders to a cumulative 5.5% Net Smelter Returns Royalty (“NSR”), of which 2.5% can be bought back by the Company at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date (as at August 31, 2009, this amounted to approximately $1,200,000).  During the year ended August 31, 2009, the Company staked four additional claims covering approximately 4,600 acres.

The property is situated in an area known as the Akaitcho Territory, an area which is subject to a comprehensive land claim negotiation involving four communities of the Dene Nation.

Project Permitting and Environmental Considerations

Under the Mackenzie Valley Land and Water Resources Act and Regulations, the Mackenzie Valley Land and Water Board (“MVLWB”) administers land use permits. The Mackenzie Valley Resource Management Act (“MVRMA”) allows local and particularly aboriginal input into land and water use permitting. The MVRMA establishes a three-part environmental assessment process which includes:  preliminary screening; environmental assessment; and environmental impact review which is undertaken by a panel.

To obtain a production permit, the Thor Lake Project will require an environmental assessment, as well as an environmental impact review. Subsequent to the acquisition of the property, and completion of community engagement meetings, Avalon applied to the MVLWB for an exploration land use permit, and a two year permit was granted as of July 2007. It was under this permit that the drilling programs in 2007 to April 2009 were conducted.  Avalon applied for an extension of this land use permit in early 2009, and a two year extension was granted by the MVLWB making the permit valid to July 2011.

Past exploration on the Thor Lake property included underground bulk sampling, drilling and trenching. Avalon has endeavoured to clean up debris left from historical programs and implemented policies to minimize surface disturbance from its current exploration activities. Apart from a trailer camp, miscellaneous buildings, a 60,000 gallon six tank farm, a tent camp and a core storage area located on the property, there are no other environmental liabilities left by past exploration activities. The diesel fuel remaining in the tank farm was consumed during the 2007/2008 exploration program.  Avalon is seeking ways to safely remove the tanks or rehabilitate them.  The trailer camp has been rehabilitated with part of the camp scrapped and removed to Yellowknife municipal waste disposal site. The Company has undertaken extensive general cleanup of material left from previous exploration utilizing First Nations labour.  Access to the underground workings has been barricaded and the mine workings allowed to flood. Warning fencing has been installed around the ramp entrance.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Thor Lake property is accessible seasonally by boat, winter road and/or by float or ski-equipped aircraft from either Yellowknife or Hay River located on the southwest shore of Great Slave Lake. The freeze-up and break-up periods preclude ready access to the area except by helicopter. At present, the nearest road access is the Ingraham Trail, an all season highway that is 50 kilometres in a direct line from the property. It may be possible to eventually build a road link over this distance. Without a road link, a mining operation at Thor Lake would require a suitably sized permanent airstrip, which would allow for a minimum of Twin-Otter-sized aircraft service from Yellowknife throughout the year.

During the summer ice-free period, equipment can be barged to a landing site on the Hearne Channel on Great Slave Lake and then transported by existing access road approximately nine kilometres to the mine site at the North T Zone. During the winter months, heavy equipment and bulk materials can be brought in by winter roads on the ice cover over Great Slave Lake. During the freeze-up and break-up periods, extra storage will be necessary for fuel and bulk supplies that cannot be brought in by aircraft.  Dock facilities will need to be constructed on Great Slave Lake to enable the loading and offloading of cargo going to or coming from Hay River. In addition, the access road from the wharf to the site will need to be upgraded and proper access roads will need to be constructed around the site.

The climate is typical of northern Canada with cold, dark winters and a fairly warm, short summer with long daylight hours. Temperatures range from around extremes of -50°C to +30°C, with normal winter temperatures from mid-November to mid-April of -15°C to -35°C.  Temperatures from mid-May to the end of September range from 0°C to about +20°C.  Precipitation is light and similar to Yellowknife, which receives 15 centimetres of rain and 135 centimetres of snowfall annually.  Most lakes in the area do not freeze to the bottom and process water is readily available year-round. Freeze-up commences in late October and break-up of the majority of the lakes in the area is generally complete by late May. Great Slave Lake freezes later and is ice-free later than the smaller lakes.

Yellowknife, the capital city of the NWT, is located 100 kilometres by air northwest of Thor Lake and has a population of approximately 20,000. Yellowknife has good supporting infrastructure for the mineral industry in terms of equipment, supplies and experience contractors and technical consultants.

The closest source of power to Thor Lake is Yellowknife, where the source is largely hydro generation from the Snare River dam located approximately 200 kilometres northwest of Yellowknife.  However, this facility has little or no excess generation capacity. The other hydroelectric generating facility in the general area is the Taltson River dam located 200 kilometres to the south near Fort Smith. As in other mining operations in the North, such as Lupin, Ekati and Diavik, it may be necessary to use diesel power generation for any mining operation at Thor Lake although there are plans being considered to build a major transmission line north from the Taltson River dam to serve the diamond mines and possibly Yellowknife. Two out of the four routes being considered would pass through the Thor Lake project area. Fuel can be barged to the site in the summer and trucked to the site in the winter.  During the transition periods in the spring and fall neither barge, nor winter road access would be possible, and a minimum of four months fuel storage capacity would be considered necessary on site.

Bulk sampling via decline ramp was conducted in the North T Zone of the Thor Lake Property in 1985. Exploration roads, a trailer camp, vehicle sheds, fuel tanks, vehicles and a miner’s dry remain from this period of exploration. Necessary infrastructure and access will nevertheless have to be constructed in order to support a larger scale mining operation. Water supply is available from any one of the surrounding lakes, including Thor Lake or Long Lake.  Water tanks may need to be built in the plant area to act as storage and as a reservoir for fire protection.  All water lines exposed to the elements will need to be insulated and heat traced.  As there are no land based communications systems in the area, it will be necessary to install a satellite communications system.

The Thor Lake area is characterized as low relief, between 230 and 255 metres above sea level and subdued topography. The area is typical boreal forest of the Canadian Shield and is primarily covered by open growths of stunted spruce, birch, poplar and jack pine which mantle isolated, glaciated rocky outcrop. Approximately one-third of the property is occupied by lakes and swamps with the largest lake being Thor Lake at 238 metres above mean sea level with a surface area of approximately 136 hectares. Thor Lake is generally shallow with typical depths in the order of three to four metres.  Baseline environmental studies have shown that discontinuous permafrost is present in the area. The exact distribution is not known, but it is believed to be prevalent in muskeg regions. The permafrost is reported to have high ice content.

Geological Setting

Regional

The Thor Lake mineral deposits occur within the Aphebian Blachford Lake Complex, which intrudes Archean Yellowknife Supergroup metasedimentary rocks of the southern Slave geologic province. The complex is of variably alkaline character and intrusive phases vary successively from early peridotite, pyroxenite and gabbro through leucoferrodiorite, quartz syenite and granite, to peralkaline granite and a late syenite (Davidson, 1982). There appear to be successive intrusive centres; an early western centre that is truncated by a larger second centre consisting of the Grace Lake Granite and the Thor Lake Syenite. Nepheline syenite underlies Thor Lake Syenite as revealed by drilling.

Local

Most of the Thor Lake Property is underlain by the Thor Lake Syenite where it occurs in the centre of the Grace Lake Granite. The T Zone deposits are seen to cross both rock types which are only demarcated by the presence or absence of quartz, and the Lake Zone is seen confined solely to the Thor Lake Syenite.  The Grace Lake Granite is a coarse-grained, massive, equigranular, riebeckite perthite granite with about 25% interstitial quartz.  Accessories include fluorite, zircon, monazite, apatite, sphene, iron and titanium oxides, astrophyllite, an alkali pyroxene and secondary biotite.  Near the contact of the Grace Lake Granite with the Thor Lake Syenite the two units are texturally similar and the contact appears to be gradational over a few metres rather than intrusive. The presence of interstitial quartz is the main distinguishing feature although the granite is also pinker in colour and less readily weathered than the syenite.  Due to their textural similarity and gradational contact relations, Davidson suggested that both rock types are derived from the same magma. The Thor Lake Syenite is completely enclosed by the Grace Lake Granite and has been divided into five subunits, four of which are amphibole (ferro-richterite) syenites that differ mainly in texture. The fifth and most distinctive subunit is a narrow arc of fayalite-pyroxene mafic syenite, which is locally steeply dipping and lies close to the margin of the main amphibole syenite and the Grace Lake Granite where it forms a distinct semi-circular ridge, locally termed the rim syenite that can be traced for a distance of about 8 kilometres and is thought to be a ring dyke.

Nechalacho REE Deposit (formerly the Lake Zone)

The Nechalacho REE1 deposit is the largest mineralized zone on the property.  It subcrops over an area of about two square kilometres and from diamond drilling is upwards of 200 metres in thickness, is subhorizontally disposed and remains open to at least the south and west.  The geology of Nechalacho is complex. Within the property area, the geology is dominated by a succession of syenites (Thor Lake Syenite) which has evolved into a granitic counterpart (Grace Lake Granite).  Together, these two phases form the eastern part of the Blachford Lake Intrusive Suite of Davidson (1978). The Thor Lake Syenite consists of a lower series of cumulate rocks which pass upwards into porphyritic, mafic, laminated, and pegmatitic counterparts.  In outcrop, Thor Lake Syenite is seen to transition to Grace Lake Granite with the appearance of quartz in an otherwise feldspathic rock.

Mineralization

The Nechalacho deposit consists principally of two lithologies: Thor Lake Syenite (ferrorichterite-riebeckite syenite) and a lower aegirine nepheline syenite, both of which are overprinted by repeated metasomatic alteration events. The degree and type of metasomatic overprinting on these protoliths determines subsequent lithologic classification.  Original protolith textures are locally preserved to varying degrees, but are commonly completely obliterated by metasomatic processes, particularly Na (albitization, feldspathization), and Fe+Zr+F enrichment (magnetite, hematite, biotite, zircon).

Mineralization in the Nechalacho deposit includes LREE2 (“light” rare earths, lanthanum through samarium) found principally in allanite, monazite, bastnaesite and synchysite; yttrium (“Y”), HREE3 and tantalum (“Ta”) found in fergusonite; niobium (“Nb”) in ferro-columbite; HREE and zirconium (“Zr”) in zircon; and gallium (“Ga”) in albitized feldspathic rocks. Several of the economically interesting minerals in the deposit are found to be fine grained and form intimate admixtures which have in the past presented challenges for efficient metallurgical recovery.

The part of the Nechalacho alteration system that is enriched in REE varies between 80 metres (L08-65) and 190 metres (L08-127) in vertical thickness, with the alteration usually starting from the surface. The whole alteration system is enriched to varying degrees in rare earth elements, Zr, Nb and Ta, relative to unaltered syenite, with average values over the whole alteration package of approximately 0.75% to 1.0% TREO4 (“total rare earth oxides”).

1 REE refers to rare earth elements, which include the elements in the periodic table from lanthanum to lutetium, and including yttrium.
2 LREE refers to the light rare earth elements, which are lanthanum, cerium, praseodymium, neodymium and samarium.
3 HREE refers to the heavy rare earth elements, which are europium, gadolinium, terbium, dysprosium, holmium, erbium, thulium and lutetium and includes yttrium.
4 TREO refers to the total content of rare earths, expressed as oxides in percentage. HREO is similar and refers to the HREE expressed as oxides. Molecular weight conversion factors for rare earth elements from the element to the oxide are given on the Avalon Rare Metals website. HREO proportion refers to what percentage of the TREO is HREO.

Within this alteration envelope, there are sub-horizontal zones of increased alteration accompanied by increased REE enrichment alternating with less-enriched REE zones. Within the more intensely altered zones, the effect is that the original textures and mineralogy of the host rock are no longer apparent.

These zones of increased alteration, which can vary in thickness from a few metres to tens of metres, can frequently contain TREO grades in the range of 2% and higher. The lowermost band, referred to here as the Basal Zone, contains the highest proportion of HREO (“heavy rare earth oxides” - europium through lutetium plus yttrium). Overall, the HREO proportion of the TREO within the 80 metre to 190 metre thick alteration system is typically between 7% and 15%.  However, within the Basal Zone, this proportion can exceed 30% and averages around 20%.

Exploration History

The Thor Lake area was first mapped by J.F. Henderson and A.W. Joliffe of the Geological Survey of Canada (“GSC”) in 1937 and 1938. According to National Mineral Inventory records of the Mineral Policy Sector, Department of Energy, Mines and Resources, the first staking activity at Thor Lake dates from July 1970 when Odin 1-4 claims were staked by K.D. Hannigan for uranium. Shortly after, the Odin claims were optioned to Giant Yellowknife Mines Ltd. and subsequently, in 1970 were acquired by Bluemount Minerals Ltd.

In 1971, the GSC commissioned an airborne radiometric survey over the Yellowknife region that outlined a radioactive anomaly over the Thor Lake area (GSC Open File Report 124). Simultaneously, A. Davidson of the GSC initiated mapping of the Blatchford Lake Intrusive Complex. It has subsequently become clear that this radiometric anomaly is largely due to elevated thorium levels in the T Zone. However, as a result, four more claims (Mailbox 1-4) were staked in the area in 1973. No description of any work carried out on the claims is available and both the Odin and Mailbox claims were allowed to lapse. No assessment work was filed.

In 1976, Highwood Resources Ltd. (“Highwood”), in the course of a regional uranium exploration program, discovered niobium and tantalum on the Thor Lake property. The property was staked as the Thor 1-45 claims and the NB claims were added in 1976 and 1977.  From 1976 and 1979, exploration programs included geological mapping, sampling trenching on the Lake, Fluorite, R, S and T Zones. Twenty-two drill holes were also completed, seven of these on the Lake Zone. This work resulted in the discovery of significant concentrations of niobium, tantalum, yttrium and REEs. Hole 79-1 intersected 0.67% Nb2O5, and 0.034% Ta2O5 over 24.99 metres.  Results also indicated a general paucity of uranium mineralization and that the anomalous radioactivity was due to thorium.  Following this and inconclusive lake bottom radiometric and radon gas soil surveys, Calabras, a private holding company, acquired a 30% interest in the property through financing further exploration by Highwood. This was done through Lutoda Holdings, a company incorporated in Canada and owned by Calabras.

Recognizing a large potential resource at Thor Lake, Placer Development Ltd. (“Placer”) optioned the property from Highwood in March 1980 to further investigate the tantalum and related mineralization. Placer conducted magnetometer, very low frequency (“VLF”) electro-magnetic (“EM”) and scintillometer surveys on the Lake Zone.  In 1990, 13 holes were initially drilled and an additional five holes were drilled in 1981 focused around drill hole 80-05 (43 metres grading 0.52% Nb2O5 and 0.034% Ta2O5).  Preliminary metallurgical scoping work was also conducted, but, when the mineralization did not prove amenable to conventional metallurgical extractions, Placer relinquished its option in April of 1982.

From 1983 to 1985, the majority of the work on the property was concentrated on the T Zone and included geochemical surveys, surface mapping, significant drilling, surface and underground bulk sampling, metallurgical testing and a detailed evaluation of the property by Unocal Canada.  During this period, a gravity survey was conducted to delineate the extent of the Lake Zone. Five holes were also drilled in the Lake Zone to test for high grade tantalum-niobium mineralization and to determine zoning and geological continuity. Two additional holes were completed at the northeast end of Long Lake to evaluate high yttrium and REE values obtained from nearby trenches.

In August of 1986, the property was joint-ventured with Hecla Mining Company of Canada Ltd. (“Hecla”). By completing a feasibility study and arranging financing to bring the property into production, Hecla could earn a 50% interest in the property.  In 1988, earlier holes were re-assayed and 19 more holes were drilled into the Lake Zone, primarily in the southeast corner, to further test for yttrium and REE.  However, in 1990, after completing this and considerable work on the T Zone, including some limited in-fill drilling, extensive metallurgical testing conducted at Lakefield by Hazen Research Ltd. in Denver and a marketing study on beryllium, Hecla made the decision to withdraw from the project.  In 1990, control of Highwood passed to Conwest Exploration Company Ltd. (“Conwest”) and the Thor Lake project remained dormant until 1996, at which time Conwest divested itself of its mineral holdings and Mountain Minerals Company Ltd. (“Mountain”), a private company controlled by Royal Oak Mines Ltd. (“Royal Oak”), acquired the 34% controlling interest of Highwood.

In 1997, Mountain merged with Highwood under the name Highwood, and conducted an extensive re-examination of Thor Lake that included a proposal to extract a 100,000 tonne bulk sample.  Applications were submitted for permits that would allow for small scale development of the T Zone deposit, as well as for processing over a four to five year period, however in late 1999, the application was withdrawn. Royal Oak’s subsequent bankruptcy in 1999 resulted in the acquisition of the control block of Highwood shares by Dynatec Corporation (“Dynatec”). In 2000, Highwood initiated metallurgical, marketing and environmental reviews with Dynatec.

In 2001, Navigator Exploration Corp. (“Navigator”) entered into an option agreement with Highwood to re-evaluate the tantalum potential of the Lake Zone. Navigator's efforts were focused on conducting additional metallurgical research at Lakefield in order to define a process for producing a marketable tantalum concentrate. These efforts produced a metallurgical grade Ta/Zr/Nb/Y/REE bulk concentrate. However, in 2004, the option was dropped in view of falling Ta prices and low Ta contents in the bulk concentrate.

Beta Minerals Inc. (“Beta”) acquired Highwood’s interest in the Thor Lake property in November 2002 under a plan of arrangement with Dynatec.  No work was conducted at Thor Lake by Beta and in May of 2005, Avalon purchased Beta’s 100% interest and full title, (subject to the inherited royalty interests), to the Thor Lake property.

In 2005, Avalon conducted extensive re-sampling of archived Lake Zone drill core to further assess the yttrium and heavy REE resources on the property and recognized the unusual enrichment in HREO in certain layers within the deposit. In 2006, Wardrop Engineering Inc. (“Wardrop”) was retained to conduct a Preliminary Economic Assessment (“PEA”) of the Thor Lake deposits (Preliminary Economic Assessment on the Thor Lake Rare Metals Project, NT Wardrop Document No. 0551530201-REP-R0001-03). In 2007, Avalon commenced further drilling of the Lake Zone deposit, renamed Nechalacho during 2009.

Drilling

Avalon has carried out the following drilling on the Nechalacho deposit, summarized in the table below which is current to the date of this report.

Calendar Year	Holes	Metres
2007	13	2,550
2008	72	14,290
2009 winter	26	5,447
2009 summer	44	9,098
Total	155	31,385

Mineral Resource Estimates

Wardrop 2009 Resource Estimates

The updated resource estimate prepared by Wardrop in March 2009, as detailed in the Technical Report, focuses on the recently discovered Basal Zone which contains the most interesting grades due to its enrichment in the more valuable heavy rare earths. The block modelling and resource estimation were carried out using Datamine 3D modelling software. Ordinary kriging was used to estimate the grades of yttrium oxide, the 14 Rare Earth Oxides and oxides of: Ta, Nb, Zr, Ga, Hf and Th. Density was estimated using Inverse Distance Squared (ID2). The results are summarized in the table below.

Zone	Resource Class	Cut-Off TREO (%)	Tonnes (x1000)	TREO (%)	HREO (%)	H/T (%)
Basal	Indicated	1.60	2,186	2.14	0.43	20.0
Upper	Indicated	1.60	1,873	1.96	0.19	9.7
Total	Indicated	1.60	4,059	2.06	0.32	15.5

Zone	Resource Class	Cut-Off TREO (%)	Tonnes (x1000)	TREO (%)	HREO (%)	H/T (%)
Basal	Inferred	1.60	28,447	1.99	0.44	22.1
Upper	Inferred	1.60	32,707	2.10	0.17	8.2
Total	Inferred	1.60	61,154	2.05	0.30	14.5
Notes:
1.	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
2.	TREO (Total Rare Earth Oxides) are HREO plus: La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3.
3.	Wardrop considers a 1.60% TREO cut-off grade to be a reasonable estimate of potentially economic resources, based on a preliminary estimate of operating costs totalling $197.00/tonne.
4.
To determine a recommended cut-off grade, Gross Metal Values (GMV) were calculated using four- year average REE prices (where available) and assuming recoveries of: 74.6% for Y2O3 and all rare earth elements. The metallurgical recoveries include both mineral processing (flotation) and hydrometallurgical recoveries.

5.	H/T is the ratio of HREO to TREO expressed as percent.

Wardrop 2007 Resource Estimates

In 2007, Wardrop prepared various resources estimates for the Nechalacho deposit (referred to as the Lake Zone at the time) and the North T zone.  As described above, Wardrop has since issued updated resource estimates for Nechalacho, however, there has been no further resource estimate update for the North T zone since the 2007 Wardrop estimate, which is detailed in the Technical Report.  The following resource estimate generated by Wardrop on the North T zone includes resources in the various sub-zones of the North T deposit.

Indicated Mineral Resource Estimate for North T Deposit:

Sub-Zone	Cut-Off	Tonnes	TREO+Y2O3 (%)	BeO (%)	Nb2O5
C,D,E	0.40 BeO	498,409	0.72	0.98	0.50
F	0.10 Ce2O3	43,877	6.50	0.16	0.01
Y	0.04 Y2O3	593,815	0.45	0.08	0.59
Total	-	1,136,101	0.71	0.48	0.53

Hudgtec 2009 Updated Resource Estimate

The Nechalacho resource estimate prepared by Wardrop, as set out in the Technical Report (entitled: Thor Lake – Lake Zone Mineral Resource Update) and summarized above, was further updated by Bruce Hudgins, P.Geo. of Hudgtec Consulting Limited (“Hudgtec”) in July 2009 based on additional assay data generated from Avalon’s 2009 winter drilling program.  As much of the drilling was from more closely-spaced “in-fill” holes, at approximately 50 metre spacing, this has resulted in an increase in the proportion of resources in the deposit that can be classified as “Indicated”, as disclosed by Avalon in a press release dated August 17, 2009.

The results from the 2009 winter drilling resulted in new Indicated mineral resources being defined in the southern continuation of the high-grade Basal Zone part of the deposit, in the Long Lake area. These Indicated mineral resources total 4.4 million tonnes grading 1.97% TREO (containing 25.4% HREO – heavy rare earth oxides) at the 1.60% TREO (total rare earth oxides) cut-off grade and are distinct from the 2.186 million tonnes grading 2.14% TREO (20% HREO) of Indicated mineral resources in the central part of the Basal Zone deposit set out in the Technical Report.  Further in-fill drilling is presently being carried out between these two areas following which a revised estimate of Indicated mineral resources in this part of the deposit will be prepared and audited.  Avalon expects that this resource will ultimately form the basis for the mine planning component of the pre-feasibility study (the “PFS”) to be completed by spring 2010 once all assays from the summer drilling program are received and compiled.

Inferred mineral resources in the Basal Zone were estimated at 44.3 million tonnes grading 1.94% TREO (21% HREO) although this change was partly due to some resources that were previously treated as Upper Zone now being assigned to the Basal Zone. The net effect has been a small increase in the total of Inferred mineral resources for the Upper and Basal Zones combined from approximately 61 million tonnes (Wardrop, 2009) to 64.2 million tonnes at a grade of 1.96% TREO with 16.8% HREO.

The current 2009 resource estimate is based on core logging, assaying and geological interpretation by Avalon’s consulting geologists of the rare earth mineralization in the Nechalacho deposit from 51 historic and 126 recent diamond drill holes (2007-2009). The methodology employed by Hudgtec was reviewed by Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”), the technical consultants retained to prepare the PFS. Once all the analytical data for the current definition drilling program is received, then a final updated resource estimate will be prepared by Hudgtec which is intended to then be audited by Scott Wilson RPA for use in the PFS.

The general resource estimation parameters employed by Hudgtec are summarized as follows:

•	REE composited to two metre core lengths within separate mineralized zones. Evaluation of grade distribution confirmed that no “cutting” of high grade values was required.

•	REE assay composites and density measurements temporarily flattened to base of Basal Zone to facilitate estimation procedure.
•
Estimation of REE grades and density into separate zones in flattened Gemcom® Surpac® Block Model (10m x 10m x 5m blocks with sub-blocking to 5m x 5m x 2.5m) by the Inverse Distance Squared method. A minimum of 4 composites and maximum of 15 composites were used to estimate a block.

Sampling and Analysis and Security of Samples

Subsequent to the issuance of the Technical Report by Wardrop, Avalon changed its primary laboratory from Acme Laboratories to ALS Chemex in Yellowknife.  All drill core from the 2009 work program has been split on site, sampled on two metre intervals and shipped to the ALS Chemex facility in Yellowknife for sample preparation.  Analytical standards were prepared from crushed rejects of historical Lake Zone samples, then analysed at five separate laboratories to determine reproducible values. These standards were then routinely inserted into the sample batches to monitor core analyses. Barren diabase drill core is inserted as blanks. ALS Chemex ships crushed splits of all the samples to its laboratory in Vancouver, British Columbia. Selected duplicates are also analyzed at an alternative independent laboratory. The results reported to date were produced by ALS Chemex and achieved acceptable standard values for the main REE elements of economic interest (Nd, Tb and Dy).

All samples are analysed by lithium metaborate/tetraborate fusion and dilute nitric acid digestion, followed by whole rock and 45 element multielement ICP analysis, being ALS sample method ME-MS81. Commencing with hole L09-137, all samples contained within intercepts above the 1.6% cut-off criteria and any additional samples exceeding analytical limits or of geological significance are rerun using similar ALS method ME-MS81H for higher concentration levels. ME-MS81H is a similar method but with greater dilution in the analytical procedure.  The use of the ME-MS81H method has resulted in lower batch failure rates when monitoring the analytical results on the Company’s standards, which are blind to the laboratory.  An additional change in procedures at project, which was implemented in July 2009, is that all drill holes are now downhole surveyed using a Devico Deviflex survey instrument, which is a non-magnetic electronic multishot for surveying inside casings and drill strings by using the wireline system.

Exploration and Development

2009 Metallurgical Test Program

Avalon announced preliminary metallurgical test results for the Nechalacho REE deposit in a press release on July 20, 2009.  The 2009 metallurgical test program has been based on composite samples of drill core obtained between 2007 and 2008, including a main bulk sample generated by drilling during May 2008 in the central part of the deposit. The work is being conducted at the SGS Minerals Services laboratory in Lakefield, Ontario, under the supervision of J. R. Goode, P. Eng., Consulting Metallurgist. SGS Minerals Services is a global leader in metallurgical testing, consulting and on-site services for the mining and minerals sector. Additional work to determine the recoverability of the other rare metals present in the Nechalacho ore such as tantalum, niobium, gallium, zirconium and hafnium is planned as it has been noted that several of these follow the REE and therefore are also likely recoverable.

Metallurgical processing of the Nechalacho mineralization to produce saleable REE products is envisioned as a two-stage process. The first stage will be conventional milling and froth flotation to produce a mineral concentrate. The second stage will be hydrometallurgical treatment of the mineral concentrate in order to extract the REE from the minerals, bring them into solution, partially refine them, and then precipitate them out to produce one or more chemical concentrates in the form of high-grade mixed REE carbonates. These mixed REE carbonates will ultimately require further processing to separate the individual REE, which may initially be done by third parties or ultimately built into an integrated business model. Preliminary market studies also indicate that mixed REE carbonates containing a high proportion of heavy REE, will likely be a saleable product as is.

Preliminary testing has proven a robust flotation route that yields a concentrate representing 25% of the feed mass and containing between 82% and 85% of the REE, zirconium and niobium. This process has been shown to work on several samples of different ore types and grades. More recent tests demonstrate that the flotation mass can be reduced to about 15% with a small reduction in recovery rates. Further trials to optimize the flotation process are in progress. These tests were all performed on drill core composites collected from the Basal Zone in the central part of the deposit.

Numerous hydrometallurgical tests have been conducted on bulk samples of flotation concentrate produced in large-scale, locked-cycle tests. These tests have investigated sulphuric acid baking and sodium hydroxide (caustic) cracking - processes commonly used to decompose refractory minerals. The data show that a caustic crack will give quite complete decomposition of all the REE-bearing minerals including zircon, whereas the acid bake process decomposes all minerals except zircon. Tests show that caustic cracking followed by either hydrochloric leaching or a two-stage sulphuric acid-hydrochloric acid leach will put in excess of 90% of the REE into solution as well as the zirconium and niobium.

Community, Environment, Health and Safety

During the 12 months ended August 31, 2009, the Company carried out a proactive community consultation program with leadership in Lutselk’e, Fort Resolution, Hay River and Yellowknife. This was in connection with the Company’s application for a two year extension to its land use permit, which was scheduled to expire in July 2009.  No opposition to the proposed permit extension was voiced and the permit extension to July 2011 was received during the quarter ended May 31, 2009. Continuing community consultation is focused on development of partnerships and facilitating employment and business opportunities meetings for First Nations members.

A draft Memorandum of Understanding (“MOU”) was prepared and delivered to local aboriginal groups for consideration and follow-up discussions are anticipated over the balance of calendar year 2009 (“CY2009”). The MOU outlines the proposed contents for a participation arrangement and an Impact Benefit Agreement with First Nations and the basic principles under which the parties will work together to advance the project in a cooperative, timely, yet environmentally and socially responsible way.

To reduce the carbon footprint of any future mining operation, the Company is investigating the potential for power generation through renewable energy alternatives and to this end a wind energy test tower has been installed at the project site. This test will be conducted over a period of two years as a cooperative venture between Avalon, the Yellowknives Dene First Nation (“YKDFN”), and the Aurora Research Institute.

The Company has placed a high priority on its performance with respect to community, environment, health and safety at Thor Lake. During the year ended August 31, 2009, there were two lost time accidents. An employee, hired through the YKDFN, strained his back lifting fuel drums, lost time and did not return to work. An employee, hired through Deninu Kue First Nation, was injured through a cut on the hand from a box cutter. This has resulted in lost time past the year end of August 31. Another worker, an employee of the drill company, had a knee injury that resulted in a short period of light duty, and has since returned to work at site. Site inspections by government land use and Workers’ Safety & Compensation Commission inspectors have generally produced positive reports and minor issues which were raised were addressed immediately.  All land use inspection reports have been filed on the Company’s website in the CSR/Sustainability section.

Future Work

Avalon’s 2009 work program on the Thor Lake Project is designed to generate all the technical data required to complete the PFS on the Nechalacho REE deposit by spring 2010. Approximately $2,000,000 in additional expenditures are anticipated to complete the PFS.  The immediate next steps in this program for CY2009 are as follows:

1.
Compile all the analytical data from the summer definition drilling program to define Indicated Mineral Resources in the high grade Basal Zone layer and a block model for mine design purposes. This drilling has also provided 4 tonnes of ore for further metallurgical test work to scale up the flotation process.

2.	Complete the hydrometallurgical process flowsheet to allow plant design work to be initiated in CY2009 and identify potential sites for this plant.
3.	Continue market studies on the REE and the other rare metals present in the deposit to determine market size, identify customers and develop price assumptions.
4.	Continue environmental baseline studies to map the local fauna, flora, hydrology and weather patterns.
5.
Continue community consultation work, especially with First Nations, to inform community members of potential environmental and social impacts along with potential business opportunities leading to the development of Impacts and Benefits agreements and other partnering arrangements.

4.2.2	The Separation Rapids Project

The Separation Rapids property is host to one of the largest rare metal pegmatite deposits in the world. Known as the “Big Whopper” Project (“BWP”), it is only the fourth example in the world of a rare metal pegmatite with the size required to be of major economic importance and only the second to be enriched in the rare lithium mineral called petalite. The deposit is a potential source of lithium minerals for use in the glass and ceramics industry and specialty composite materials and is also a potential source of lithium chemicals for the growing rechargeable battery market.  There is also potential for production of tantalum and rubidium minerals and a pure form of sodium feldspar.

The Separation Rapids property now consists of ten mineral claims totalling 90 claim units, covering approximately 3,600 acres (155 hectares) in the Paterson Lake Area, Kenora Mining Division, Ontario. These claims are owned 100% by Avalon. The original vendors retain a 2.0% “NSR” interest in the property, of which 1.0% can be bought back by Avalon at any time for $1,000,000.

The Separation Rapids property is situated approximately 70 kilometres by road north of Kenora, Ontario and is directly accessible via a newly constructed private road.  The main line of the Canadian National Railway passes through the village of Redditt, just 50 kilometres by road south of the Separation Rapids property. The property lies within the traditional land use area of the Wabaseemoong Independent Nations of Whitedog, Ontario (“Wabaseemoong”), an aboriginal community located approximately 35 kilometres southwest of the property and is the closest community to the project site.

Water for mineral processing and other needs is available in abundance in the project area.  The closest hydroelectric power generating station is located at Whitedog Falls.  The transmission line comes within 30 kilometres of the Separation Rapids property.

Topography, Climate and Vegetation

The Separation Rapids area is typical of much of northwestern Ontario and the Canadian Shield.  The property is relatively flat with an average elevation of approximately 350 metres above sea level.  Local topographic relief is limited to about 50 metres.  Outcrop exposure is in general less than 40% in the project area, but the area containing the BWP has been stripped of ground cover or trenched.  The remainder of the property is covered by thin glacial till deposits and soils, local swamps and marshes and river bottom sediments.

The project area is covered by boreal forest with the dominant species being Jackpine and Black Spruce.  Willow shrubs and grasses dominate the low marshy areas and the shoreline of the English River. Land adjacent to and within the sphere of influence of the Separation Rapids property is covered by an extensive area of blowdown caused by a wind storm approximately seventeen years ago.  As a result of this, the surrounding forest is comprised of non-merchantable timber.

The climate is typical of Canada’s mid-latitudes.  Winters are cold and long, stretching from late October to mid-May with extremes in winter of below -40°C, not including windchill.  The spring-summer-fall periods are comparatively short and summer temperatures are typically warm.

Project History

Since acquiring the property in October 1996, Avalon has expended approximately $4.4 million on exploration and development work primarily focused on the lithium minerals potential. This involved geological mapping, trenching, ground magnetic surveys, mineralogical studies and diamond drilling totalling 10,152 metres in 69 holes. This work culminated in 1999 with the completion of a comprehensive pre-feasibility study on the viability of producing petalite with by-product feldspars, by independent consultant Micon International Inc. The business model involved production of high purity concentrates of petalite for sale to glass-ceramics manufacturers such as Corning for use in its famous Corningware® cookware. The Company was unsuccessful in advancing the project on this basis following the shutdown of Corningware’s US manufacturing facility in 2001.

In 2000-2001, during a period of increased demand for tantalum, the Company completed follow-up work including additional exploration drilling and metallurgical test work for tantalum, follow-up market studies and a plant design study to provide more detailed capital and operating cost estimates for both the pilot scale and full scale ore processing facilities. However, the tantalum grades in the deposit did not justify development as a tantalum producer on a stand-alone basis, particularly once demand and prices for tantalum began to fall in 2002, and these expenditures were subsequently written off.

In 2002-2003, Avalon completed a Scoping Study to evaluate an alternative development concept for the project which involved producing a diluted petalite product called “high-lithium feldspar”. The concept was based on application of a simple dry processing technique to remove the iron and tantalum-bearing minerals by magnetic separation and aggregating the feldspar and quartz with the petalite into a material to be marketed as a low cost, lithium-enriched glass sand.  Subsequent process test work on a six tonne bulk sample and crucible melt studies demonstrated that an acceptable quality product could be produced which would have the advantage of lowering the melting temperature of the glass batch, thereby reducing the manufacturers’ energy costs and emissions of greenhouse gases.  However, development was frustrated by the requirement for large volume test samples and the lack of suitably equipped custom milling facilities available to produce such a sample.

In 2005, a potential new market for the petalite ore was identified as an ingredient in a new non-combustible composite material with various potential construction applications. The untreated crushed petalite ore could be used directly in the manufacturing process for this material, creating an interesting development opportunity for Avalon.  In 2006, a 300 tonne bulk sample of the ore was extracted and crushed for delivery to the customer for its own product development purposes. Deliveries of this material began in early 2007 but have since been discontinued, while the customer, a development stage company, attempted to raise additional capital.  No definitive timeline for resumption of shipments has been determined.

With increasing energy prices and concerns about climate change related to greenhouse gas emissions, interest in lithium additions to glass formulations is increasing, creating new opportunities for lithium minerals producers. The Company is continuing to investigate these opportunities through an on-going marketing campaign and periodically produces small test samples for laboratory evaluation by potential customers.

Geology and Resources

The Archean-aged BWP belongs to the petalite sub-type, complex-type class of rare metal pegmatites.  The complex-type pegmatites are geochemically the most highly evolved in the spectrum of granitic pegmatites and petalite-bearing pegmatites comprise only 2% of the known complex-type pegmatites.

Complex-type pegmatites are found in many areas of the world and are economically important as resources for the rare metals, including lithium, tantalum, cesium and rubidium.  Except for the producing Tanco (Manitoba), Bikita (Zimbabwe) and Greenbushes (Western Australia) mines, most complex-type pegmatites are too small to be profitably mined.  While comparable in size, the BWP exhibits some significant differences from the norm in its structural setting, preservation of magmatic zonation and overall crystal size. Unlike Tanco and Bikita, which are shallowly dipping, undeformed zoned intrusions, and Greenbushes, which is an approximately 45°-dipping, zoned pegmatite, the BWP is subvertically-dipping, complexly folded, and strongly foliated, with a smaller average grain size.

The BWP exhibits zoning characteristics seen in other highly evolved rare-metal pegmatites, i.e. well-developed wall zones and a petalite-rich intermediate zone.  However, within the BWP a significant portion of these zonal features has been tectonically modified. In addition, all three currently producing rare-metal pegmatite deposits contain exceptionally large crystals of spodumene, petalite and feldspars which permit selective mining; which will not be possible at the BWP due to its reduced crystal size.

The geological mapping and diamond drilling work done by Avalon have delineated the Big Whopper pegmatite system over a strikelength exceeding 1.5 kilometres, with widths ranging from 10 metres to 80 metres and to a vertical depth of close to 300 metres, where it remains open.  It consists of a vertically oriented massive petalite pegmatite dyke striking 280º, hosted by metamorphosed mafic volcanic rocks (amphibolite) and flanked by a swarm of narrower albite and petalite dykes.  These have all undergone intense deformation in a high strain zone resulting in folding, boudinage, and shearing.

The 1997-1998 drilling program delineated an indicated petalite resource of 8.9 million tonnes and an inferred petalite resource of 2.7 million tonnes both grading 1.34% Li2O, 0.007% Ta2O5 and 0.30% Rb2O.  These resources are delineated over a strikelength of 600 metres, to a maximum vertical depth of 250 metres and remain open for expansion both to depth and along strike. The lithium and rubidium grades are consistent with a petalite content averaging 25±5% and an Rb-K-feldspar content averaging 10 to 15%, with the rest of the rock consisting mainly of albite, muscovite, lepidolite, and quartz. Important accessory minerals include spodumene, spessartine, cassiterite, and columbite-tantalite, the principal ore mineral for tantalum.

The mineralized zone is well exposed at surface in a low dome-shaped hill, where it averages 55 metres in width over a 400 metre strikelength. This part of the deposit will be readily amenable to mining by low-cost quarrying methods. A conceptual open pit designed for the pre-feasibility study by Micon International contains a probable reserve of 7.72 million tonnes grading 1.4% Li2O, (NI 43-101 audited) which is the reserve used for present planning purposes.

Marketing

BWP is unusual in its enrichment in petalite as the dominant lithium mineral in the ore and in the degree of structural deformation that it has undergone. This resulted in homogenization of the original mineralogical zoning characteristics of the pegmatite into a relatively uniform chemical composition, a circumstance that appears to be unique in the world. Under the original development scenario, this characteristic presented a challenge in processing the ore to produce a high quality petalite concentrate, a challenge that was eventually overcome with the development of an efficient froth flotation process at Lakefield Research Limited.

The high-lithium feldspar development concept took advantage of the inherent homogeneity of the ore to produce a blended product using a low-cost dry milling process and potential markets for this potential product are still being investigated. The project is well-situated in terms of proximity to major railway lines providing ready access into the main target markets in the glass and ceramics industry which are located in the midwestern and southwestern United States.

In 2002, Avalon engaged the services of Amalgamet Canada (“Amalgamet”) as its sales and marketing agent. Amalgamet is experienced in the marketing of similar products to the glass and ceramics industries, including lithium minerals.  Amalgamet continues to actively promote the use of lithium minerals in the glass and ceramics industry, and was responsible for identifying the new market opportunity in specialty composites in 2005.  Increasing demand for lithium ion batteries has increased prices for lithium carbonate making it less competitive with lithium minerals in many glass applications. Amalgamet continues to believe that lithium use by North American glass manufacturers will eventually increase because of the benefits it offers with regard to reducing glass furnace energy requirements and greenhouse gas emissions, and Amalgamet continues to provide consulting services to the Company.

Environmental and Permitting

The project benefits from a lack of environmental issues due to the fact that the ore is environmentally benign, containing no toxic, radioactive, or acid-generating minerals. Avalon completed environmental baseline studies in the project area in 1999, ensuring that local environmental sensitivities were identified at an early stage. This study was updated in 2006-2007.

Recent bulk sampling and site development work was done under an Advanced Exploration permit originally granted by the Ministry of Northern Development and Mines in 2000 and re-activated in 2006.
Avalon has been proactive in establishing a dialogue with the First Nations of the area, and in August 1999 signed a Memorandum of Understanding with Wabaseemoong to address community concerns regarding new resource development in their traditional land use area, access to employment opportunities and other benefits. Avalon fully intends to develop the project in co-operation with Wabaseemoong and continues to keep the community leadership well-informed on new developments.

In 2008, the Company initiated the process to secure a Mining Lease for the Big Whopper Petalite Deposit and neighbouring lands that may be needed for development work. This work is being carried out by Fudge & Associates of North Bay, ON and began with a perimeter survey of the claims in the fall of 2008. Most of the requisite work has now been completed and filed with the lease application. It is now anticipated that the lease will be issued by the end of CY2009.

Current Work and Future Plans

In 2007, metallurgical process research work was initiated in order to develop a modified petalite process flowsheet, with the objective of finding an alternative reagent scheme to replace hydrofluoric acid, a hazardous chemical that was employed in the original process flowsheet.  This work was successfully carried out and completed in September 2008 at SGS Lakefield Research (“SGS”) by Srdjan Bulatovic, P.Eng. who also developed the original flowsheet.  The next steps will involve updating the 1999 pre-feasibility study to reflect the costs associated with the new process flowsheet and developments in the market.

Test quantities of petalite concentrate were also produced for market development work as several companies have recently expressed interest in testing the material for potential application in glass and ceramic formulations. The Company continues to implement a pro-active market development program with the glass and ceramics industry to demonstrate the energy-savings and environmental benefits associated with the use of lithium in its batch formulations. This has involved a number of presentations both in-house and at glass industry conferences and interest is growing along with public pressure for the industry to reduce its greenhouse gas emissions.

In 2007, Avalon initiated a research project to investigate the potential application of hydrometallurgical extraction technology to recover a lithium product suitable for the rapidly growing lithium ion battery market, while continuing to investigate other potential lithium minerals markets. The metallurgical research work is being carried out at SGS, but was not completed due to personnel changes at SGS.  Such technology has been successfully applied to other lithium minerals and initial literature research indicates that this technology should be effective with the petalite that is the dominant lithium mineral at Separation Rapids. A positive result would lead to a preliminary economic assessment of developing the project as a lithium chemicals producer. Both the market development work and the metallurgical research are being carried out under the supervision of Ian London, P.Eng, Vice-President, Market Development.

Increased demand for lithium forecast due to its growing use in rechargeable batteries for hybrid and electric vehicles is creating new interest in lithium resource development opportunities. The Company is presently considering a number of alternatives to take advantage of this new interest to access development capital for the project, perhaps through a joint venture.

4.2.3	The Warren Township Anorthosite Project

Project Background

The Warren Township Calcium Feldspar Project is an advanced mineral development opportunity located near the Village of Foleyet, 100 kilometres west of Timmins, Ontario.  The project consists of three mining claims totalling 728.43 hectares staked by Avalon in 2002, that are 100% owned by the Company.  The three claims cover a portion of the Shawmere Anorthosite Complex hosting a large resource (in excess of 800,000 tonnes) of a high purity anorthosite consisting of up to 98% high calcium plagioclase feldspar.

Anorthosite is an unusual mafic igneous intrusive rock consisting of greater than 90% plagioclase feldspar. Previous work has demonstrated that this material can be processed to produce a high quality calcium feldspar raw material for the manufacture of reinforcing glass fibre and other industrial products such as mineral fillers.  The location of the property near both road and rail transportation infrastructure and its proximity to markets in southern Ontario and the northeastern United States offers the potential for development of a low-cost, highly profitable industrial minerals operation.

Topography, Climate and Vegetation

The project site is typical of much of northeastern Ontario and the Canadian Shield. The property is relatively flat, with the anorthosite outcrops on the property forming local topographic highs. The average elevation on the property is approximately 390 metres above sea level.  Local topographic relief is in the order of 20 to 30 metres. Within the claim boundary, outcrop exposure is approximately 40%, with the area of immediate mining potential being approximately 80% exposed. The Carty-Warren road overlies the centre of the deposit area.  Thin glacial deposits and soils, with some swampy areas cover the remainder of the property.

The project area comprises part of an active forest concession and was logged over in 1989-1990. Re-planting has been minimal, with natural regeneration being the reforestation method of choice and scrub alder now predominates. Cedars are present in the low-lying swampy areas.

Deer, moose and black bear have been observed in the area. Partridge are the predominant game bird. The Carty-Warren road provides access to hunters during the fall season. The Carty-Warren road experiences considerable logging truck traffic but this level of traffic does not appear to have caused any disturbance to wildlife. There are no identified rare or endangered plants, animals or birds in the vicinity of the property.

The climate in the claim area is typical of the Timmins-Chapleau area. Winters are cold with high snowfall. Summers can be hot with limited rain. In general, snowfall in the region increases toward Chapleau, while winds tend to be higher toward Timmins. Overall, the climatic conditions are approximately midway between those recorded for Chapleau and those for Timmins.

Previous Work

The Warren Township project was previously owned by Purechem Limited (“Purechem”), a private company which spent over $200,000 from 1993 to 2001 evaluating the property first as a potential producer of aluminum chemicals and later as a producer of high purity calcium feldspar. This involved geological mapping, trenching, market development and percussion drilling to define mineral resources. Purechem’s consultants prepared a resource estimate which reported 506,208 tonnes of measured resources and 351,796 tonnes of indicated resources in two separate areas.  However, these resources have not been audited for compliance with current resource reporting standards under NI 43-101 and therefore should not be relied upon.

Purechem was successful in identifying a major potential customer for the calcium feldspar product in southern Ontario and completed a positive pre-feasibility study for the development of the project on this basis. The calcium feldspar is well suited as a raw material for the textile glass reinforcement product made at this facility and would replace high cost kaolin and high purity limestone presently imported from the United States.

Purechem’s potential customer had indicated a willingness to purchase a minimum of 12,000 tonnes per year of the product subject to the successful completion of an in-plant evaluation of a 320 tonne bulk sample of the product.  However, due to weak equity markets, Purechem was unable to secure the estimated $250,000 in new financing required to extract, process and deliver the bulk sample, and was forced to abandon the project in 2002.

After staking the property in October 2002, Avalon approached Hains Technology Associates (“Hains”), the author of the pre-feasibility study for Purechem, to prepare a new pre-feasibility study and business plan for the Company by updating the original study prepared for Purechem.  This study was completed in February 2003 and among its conclusions found that the market opportunity in reinforcing glass fibre identified by Purechem still exists.  Since that time, the fibreglass market has continued to grow with new applications emerging such as in blades for wind turbines.

2004 Work Program

In 2004, an $80,000 work program was carried out on the Warren Township property involving the collection and processing of a 10 tonne bulk sample to produce test quantities of the calcium product for two potential customers, one in the glass industry and the other in the paper industry.  The Company also completed engineering work to design a pilot plant and work program for carrying out a larger scale bulk sampling program. The bulk sampling program did not proceed after the glass industry customer concluded that the soda level in the product exceeded their limit.

The second potential customer, a specialty paper producer, considering the product for a filler application, indicated that it required a larger test sample to complete its evaluation of the material. Cost efficient production and delivery of this sample was contingent upon also receiving an order for a large scale bulk sample from the glass customer and consequently the Company put the project on hold in 2005.

2006-2008 Work Program

Early in 2006, the Company received a new expression of interest for the calcium feldspar product from another potential customer in the glass industry. A small test sample was evaluated by the customer and its chemical specifications were deemed acceptable.  Subsequently, a long term price for the material was negotiated and the Company began to investigate alternatives for preparation and delivery of a large scale product sample for a full scale furnace trial at one of the customer’s plants in the United States. The process flowsheet is a relatively simple one involving dry grinding and magnetic removal of the very small amounts of contained ferro-magnesian minerals from the ore.

In late 2006, a suitable toll milling facility was identified in southern Alberta and, after entering into a formal agreement with the customer, arrangements were made for extracting up to 1,000 tonnes of material for processing and delivery to the toll milling facility in early 2007.  This work was completed over a nine month period from February to October 2007.  The program cost including sample extraction, shipping, processing and supervision was budgeted at $500,000 but, due to operational inefficiencies, ended up costing $850,000 net of cost recoveries from the customer.

The bulk sample program was successful in delivering a 417 tonne product sample to the customer, a major North American glass manufacturer. The material was used in a furnace trial to evaluate its performance as an alternative raw material for certain fiberglass applications offering potential product quality, cost and environmental benefits including reduction of furnace greenhouse gas emissions. The tests confirmed that substituting anorthosite into the batch formula, whereby it partially or fully replaced the requirement for two other feedstock, reduced energy demand by at least 10% and significantly reduced greenhouse gas emissions. The principles upon which these results were achieved were basically three-fold: the new formulation lowered the melting point of the combined batch feeds, the anorthosite has less contained moisture content so that it doesn’t require energy to boil it off, and anorthosite does not contain any carbonates (as do some of the other batch feeds) thereby reducing the production of carbon dioxide (“CO2”) products.

The Company continues its work toward securing a production permit for the Warren Township project under the Aggregate Resources Act of Ontario. This work, being carried out under the direction of Fudge & Associates of North Bay, Ontario, has also included community consultation work in the Foleyet area and with First Nations in the Chapleau area.  A Memorandum of Understanding (“MOU”) with the Chapleau Cree First Nation was finalized during 2009. The substance of the MOU was disclosed in a press release dated February 26, 2009 and a formal signing ceremony was conducted during the PDAC convention on March 3, 2009.

There are no specific timelines in place for initiation of any new work programs on the project. The market development work is being carried out under the supervision of Ian London, P.Eng., Vice-President, Market Development.

4.2.4	East Kemptville Project

Location, Ownership, Climate and Topography

The 100% owned East Kemptville Tin–Indium (Copper-Zinc) Project is located approximately 45 kilometres northeast of Yarmouth, in Yarmouth County, southwestern Nova Scotia in the vicinity of the former East Kemptville Tin Mine.  Highway #203 which connects the Town of Yarmouth to the southwest with the Town of Shelburne to the east passes a short distance to the northwest of the exploration licences.

The property consists of 8 contiguous exploration licenses and a Special License comprising 9,840 acres (3,982.19 hectares) and 880 acres (356.12 hectares) respectively. The Special License was granted by the Province of Nova Scotia in August of 2006 over part of the former mine site and since that time various exploration licenses have been staked to cover potential regional exploration targets identified in the Company’s compilation efforts.

The Company was granted the special exploration licence to search and prospect for all minerals except for coal, salt, potash and uranium within 22 claims totalling approximately 880 acres (356.12 hectares).  In order to keep the licence in good standing, the Company must incur a total of $2,250,000 in exploration expenditures by July 31, 2011.  Surface rights related to the licence are held by both Rio Algom Ltd. (“Rio” a subsidiary of BHP Billiton) and the Crown. Rio is continuing to conduct environmental remediation work at the mine site.  Access to the site will have to be negotiated, but for the present time access is not required as the Company now possesses all the necessary historical data and historical drill cores to complete the resource estimates and preliminary economic assessment.  Access to the Company’s exploration licenses for non-intrusive exploration work is covered through a basic Crown Access permit and from verbal agreements with private landowners as required in the normal course of exploration.

The project area is flat-lying, poorly-drained terrain with extensive glacial till cover and very limited bedrock exposure. There are numerous small wetlands, creeks and ponds and consequently, limited agricultural development. Vegetation is mixed coniferous deciduous. Climate is temperate and typically maritime with high humidity characterized by frequent precipitation and fog.

Project Background

The Company was attracted to the East Kemptville area because of its potential to host resources of indium, a rare metal now in high demand due to its use in thin film coatings in flat screen TVs, computer monitors and solar energy panels.  Indium prices reached a high of US$1,060/kg in 2005 and it is currently trading in the range of US$400 to US$500/kg. Primary indium supplies are presently constrained as the metal is only produced as a by-product of the smelting of zinc concentrates. One of the few known geological environments where indium is enriched is in greisen-type tin-zinc-copper deposits such as that which was historically mined (primarily for tin) at East Kemptville.

The East Kemptville tin deposit was discovered in 1979 by Shell Canada Resources and later brought to production in 1985 by Rio as an open pit mine with a 10,000 tonnes per day milling operation. Initial resources were reported at 56 million tonnes grading 0.165% tin (“Sn”). The operation struggled to survive, first due to poor tin recoveries and later due to declining tin prices which fell from around US$6/lb in 1985 to $1.85/lb in 1991 following the collapse of the international tin cartel.  Operations were shut down in 1992 and the mill was subsequently disassembled and removed from the site.

The East Kemptville tin deposit occurs in the contact zone of the Devonian age Davis Lake granitic intrusion which is a phase of the regional South Mountain granite batholith. Tin mineralization is contained in cassiterite associated with sphalerite, chalcopyrite and pyrrhotite in quartz-topaz greisen zones.  Numerous other similar tin occurrences occur in the region both in the Davis Lake pluton and in altered zones in the neighbouring clastic sedimentary rocks of the Ordovician Meguma group.

Little direct evidence of indium enrichment in the mineralized zones at East Kemptville existed until 2005 when the Company undertook analytical work specifically for indium on drill cores archived at the Nova Scotia Department of Natural Resources (“NSDNR”) core library. This work revealed the presence of highly anomalous indium (“In”) values of up to 120 parts per million In associated with disseminated zinc mineralization from the Baby Zone and a mineralized tin greisen located peripheral to the main tin deposit. Anomalous levels of other rare metals such as tungsten, gallium and germanium were also detected in the Baby Zone samples. The Special License covers the Baby Zone area as well as potential new zones or extensions to the southwest.

The Baby Zone has been described by NSDNR geologists as a relatively high-grade tin satellite deposit that was developed and mined for a brief period shortly before the operation closed in 1992.  Historical resources in this deposit were not separately reported although the Sn grade was apparently higher than the 0.206% Sn average grade for the collective resource estimate that was in the public domain at the time of mine closure (42 million tonnes at 0.17% Sn, 0.19% zinc (“Zn”) and 0.07% copper (“Cu”), not audited for compliance with reporting standards under NI 43-101 and therefore not reliable). It has also been reported anecdotally that the copper-zinc (“Cu-Zn”) sulphide content in the Baby Zone deposit was higher than what was typical of the Main Zone tin deposit, which is significant with respect to its potential for hosting high concentrations of indium.

Recent Work

In 2006, Avalon initiated a detailed compilation of historical exploration and operational data for the project area in order to fully evaluate the project for its tin, base metals and rare metals potential. This work was supplemented with re-logging, assaying and mineralogical studies (Dr. Tony Mariano and SGS – QEMSCAN) of existing drill cores from the Baby and Main Zones that were archived at the NSDNR core storage facility.

Analytical results from the re-sampling work to date confirm the levels of Sn, Zn and Cu previously reported by the former explorers and operators. Indium results from sampling of several historic holes through the Baby Zone returned individual sample highs up to 57 ppm In over 1.50 metres and averaged 13 ppm In for all the samples taken in the Baby Zone drill holes.  More recent analyses received during 2008 returned an anomalous indium intercept averaging 41 ppm indium over a drill core thickness of 15.0 metres immediately beneath the Main Pit at East Kemptville. This intercept was also associated with significant tin (average of 0.66% Sn) and zinc (average of 0.65%) mineralization.

Indium values have been found to correlate strongly with zinc in all holes, an association that has been noted in many other similar mineral deposits, where typically the indium is contained in sphalerite and therefore reports to a zinc concentrate. No primary indium minerals have been noted to date in the mineralogical work carried out by Dr. Tony Mariano or by SGS and recent analytical has since confirmed that the indium is indeed contained in sphalerite.

Compilation work is ongoing and is being carried out by Hudgtec under the supervision of the Company’s Vice-President, Exploration, Dr. William Mercer, P.Geo. A desktop study was carried out in summer 2008 as described below on the information available at that time to confirm favourable project economics. This work was carried out by Wardrop and concluded that the project did warrant further work.  Sufficient compilation work and additional analytical work has now been completed to allow generation of a new NI 43-101 compliant resource estimate and a Preliminary Economic Assessment (“PEA”) to be prepared. Preliminary metallurgical studies are being completed on a composite sample from the recently collected drill core rejects, which will form the basis of a PEA also being carried out by Wardrop. Initial results have demonstrated considerable improvement in tin recoveries compared to that achieved while the mine was in production. In particular, the application of new gravity separation technology such as the Falcon ™ concentrator has resulted in a projected tin recovery rate of 88% compared to historical recovery rates of just 40-75% which the Company believes will favourably impact on project economics.

2008 Desktop Economic Study

In the spring of 2008, the Company invested in a recent detailed analysis of the global tin market prepared by an Australian consulting group known as RTM Services Pty Ltd. (“RTM”) with expertise in tin markets. This study concludes that demand for tin from the electronics industry, where it is used in solders in increased amounts to replace lead due to lead toxicity issues, will continue to strengthen while supplies are increasingly constrained due to the lack of new production and declining stockpiles. As a consequence of these factors, RTM forecasted that tin prices could reach US$30,000/tonne (US$13.60/lb) over the next two years until new supply sources emerge. The global economic recession in late 2008 resulted in a sharp drop in tin prices but longer term, RTM forecasts that prices should stabilize between US$15,000 to US$20,000/tonne (US$6.80 and US$9.00/lb), price levels which could potentially support re-development of the East Kemptville Deposit. Tin prices have recovered recently with the rest of the base metals and was recently trading on the London Metals Exchange (“LME”) at around US$15,000/tonne (US$7.00/lb).

In July 2008, Wardrop used the market data in the RTM report to produce a “Desktop” economic evaluation for the Company of the tin-copper-zinc production potential at East Kemptville, prior to initiating the proposed PEA.

The Desktop study made use of historic resource estimates produced by East Kemptville mine staff prior to closure in 1992.  These resources have not been audited for compliance with NI 43-101 and therefore the details of the study have not been disclosed.  However, it was concluded from the study that at recent tin prices, the economics of the project are attractive and that the Company is justified in proceeding with the preparation of a new NI 43-101 resource estimate and a PEA.

Regional Work: Ike’s Ridge Property

During 2008, the Company staked additional claims located peripheral to the East Kemptville Special License to cover other polymetallic tin-rare metal targets identified from regional compilation work. These claims were amalgamated with the other exploration licenses adjacent to the Special License and are now collectively referred to as the Ike’s Ridge property.

Exploration work consisting of basic field mapping, prospecting, magnetic surveys and soil geochemistry (MMI and regular B-horizon sample media) was carried out on several target areas identified on the Ike’s Ridge Project in August, September and October 2008. Geochemical sampling was carried out in an effort to screen targets defined through re-processing of airborne magnetic data completed by Abitibi Geophysics in June of 2008.  Preliminary results from the geochemical work are encouraging and several of the target areas now require trenching or drilling to determine their significance.

The work was put on hold in October 2008 when funding was re-allocated to other higher priorities, but a new $500,000 work program budget was established in October 2009 to resume field work. This will consist of ground geophysical surveys to define targets for a follow-up diamond drilling program planned for early in 2010.

4.2.5    Lilypad Lakes Tantalum-Cesium Property

Location, Access and Ownership

The Lilypad Lakes project consists of 14 claims, totalling 3,107.99 hectares, covering a field of tantalum and cesium rich pegmatites, and located 150 kilometres northeast of Pickle Lake, Ontario near the aboriginal community of Fort Hope (Eabametoong First Nation).  The claims were staked by the Company between January 1999 and October 2000 and are 100% owned by the Company with no underlying royalties.

The property is presently only readily accessible by air.  A camp was established on Lilypad Lakes for the field programs and was serviced by float-equipped aircraft from Pickle Lake.  In the winter, the property is accessible from Fort Hope by snowmobile and this community is accessible for a brief period in the winter by an ice road from Pickle Lake.  Longer term, there have been proposals to build an all-weather road from Armstrong to Fort Hope to facilitate access for logging companies as well as access to the community. This road could potentially pass quite close to the Lilypad Lakes claims.

Geological Setting

The Lilypad Lakes property is situated in the eastern part of the Uchi subprovince of the Superior Province of the Precambrian Canadian Shield. The boundary with the English River subprovince occurs several miles to the south. The dominant feature of the region is a sequence of felsic to mafic metavolcanics up to 3 kilometres thick intercalated with assorted and derived peraluminous metasediments and iron formation. This complex sequence has been tightly folded into a 13 kilometre wide east-west trending belt bounded by migmatized metasediments granite and paragneiss to the south, referred to as the Kawitos Batholith and by the granitic Cluff Lake Stock to the north. The peraluminous Kawitos Batholith is a possible progenitor to the rare metals pegmatite dykes and sills that intrude all lithologies on the Lilypad Lakes property.

The rare metal pegmatites cover a minimum area of 10 square kilometres across the property. Individual dykes range from several centimetres to tens of metres wide, and have been traced for up to 750 metres along strike. Most pegmatites trend in a westerly direction of 240° to 270°. A second, north-south trend is exhibited by the Rubellite and South Dykes, in addition to erratic orientations at the F and North anomalies.  Diamond drilling indicates that the dykes are continuous to depth, with little change in morphology or mineralogy.  All pegmatites exhibit high degrees of fractionation and are enriched in tantalum, cesium, rubidium, and lithium.
Pleistocene glacial drift covers much of the periphery of the property, including areas adjacent to known rare metal pegmatites.

Historical Work

The Lilypad Lakes area was previously explored for lithium in the 1950’s by Standard Lithium Corporation (“Standard”) and for tantalum in 1979 to 1981 by Tantalum Mining Corporation of Canada (“Tanco”). Only partial records of the work performed by these two companies are available in the government assessment files.  Standard drilled at least 12 holes totalling 968 metres in two targets, but did not assay for tantalum or cesium.  Tanco carried out detailed geological mapping and lithogeochemical sampling identifying ten tantalum targets. These were tested with at least 43 shallow holes totalling over 4,000 metres, of which 21 holes were drilled on just two of the targets.  Assay data is only available from two holes that tested a target called the South Dyke and intersected significant tantalum values of 0.058% tantalum (“Ta2O5 ”) across 9.8 metres and 0.038% Ta2O5 across 11.0 metres, respectively. Tanco did not assay for cesium, rubidium, or lithium.

An initial reconnaissance mapping and sampling program carried out by Avalon in 1999 confirmed the presence of economically-significant tantalum mineralization at several locations on the property and resulted in the discovery of high-grade cesium mineralization in association with the tantalum. Select grab samples from this program produced tantalum values of up to 0.113% Ta2O5 and one 12 metre wide dyke (now called the Pollucite Dyke) averaged 0.04% Ta2O5 across its full width, accompanied by 2.45% cesium oxide (“Cs2O”). Two major follow-up work programs were carried out on the property by the Company in 2000, the first work program being a $350,000 mapping and diamond drilling program during the first half of the year, and the second work program being a $580,000 program from August 1 to December 31, 2000 funded by Global Canada under a joint venture that was terminated following the 2001 program. These programs confirmed the potential for economic tantalum (and cesium) deposits on the property with the identification of 14 occurrences of economic-grade tantalum mineralization (>0.02% Ta2O5) on the property, hosted by a field of highly-evolved rare metal pegmatites extending over an area of at least 18 square kilometres. Four of these occurrences were drilled in 2000 in two small programs totalling 1,995 metres in 17 holes. In 2001, the Company completed an $850,000 work program on the property, also funded by Global Canada, which involved detailed geological mapping, prospecting, channel sampling of all known pegmatite occurrences, magnetic and gravity geophysical surveys, preliminary metallurgical test work for tantalum as well as a further 2,786 metres of diamond drilling in 15 holes.

The 2001 drilling program was primarily designed to begin delineating the dimensions of the Rubellite Dyke and Pollucite Dyke tantalum–cesium zones, while also testing several geochemical and geophysical targets for new rare metal pegmatites.  The most significant results to date have been obtained from the Rubellite Dyke, which has now been traced over a minimum strike length of 100 metres and to a vertical depth of 250 metres where it shows evidence of increasing thicknesses exceeding 40 metres and remains open to depth. The dyke is mineralized with tantalum from wall to wall with average grades ranging from 0.02 5% to 0.048% Ta2O5 (0.5 to 1.0 lb/tonne tantalum oxide). In addition, detailed mapping in the area resulted in the identification of two new parallel tantalum rich pegmatites within 100 metres of the Rubellite Dyke, which provide potential for additional near surface resources in this area. Grab samples from these pegmatites returned assays ranging from 0.04% to 0.11% Ta2O5 and channel sampling of the Rubellite Dyke itself revealed new zones of cesium enrichment averaging up to 1.812% Cs2O (cesium oxide) over 4.0 metres and 1.385% Cs2O over 9.5 metres along with tantalum grades of 0.061% Ta2O5 and 0.048% Ta2O5 respectively.

Other significant new exploration results were generated from the South Dyke and Pollucite Dyke areas. At the South Dyke, a new exposure of high-grade tantalum mineralization was discovered from which a channel sample assayed 0.108% Ta2O5 across a 4.0 metre width. The South Dyke is now recognized as one of a series of narrow, highly-fractionated pegmatites within a 5 kilometre long east-west corridor on the southern part of the property, all characterized by relatively high tantalum grades (>0.10% Ta2O5) and high quality mineralization (100% microlite, averaging 79% Ta2O5). Drilling of the Pollucite Dyke extended this tantalum-cesium zone to depths of over 250 metres, and surface mapping traced its western extension for over 200 metres along strike, where it remains open. A channel sample in the westernmost exposure assayed 0.07% Ta2O5 across a 1.0 metre width, and grab samples from nearby exposures assayed up to 0.087% Ta2O5 and 4.62% Cs2O. New mineralized pegmatites were also discovered at several other localities on the Lilypad Lakes property, and the potential for discovery of a very large parental pegmatite in the subsurface remains high.

During the mapping program, a 235 kg “mini-bulk” sample was collected from the Rubellite Dyke for preliminary metallurgical test work at Lakefield Research Ltd. (“Lakefield”). The head grade of this sample was determined by Lakefield to be 0.053% Ta2O5. Results from the test work are very encouraging as it was determined that a direct gravity concentration method would recover 60 to 65% of the tantalum in the ore into a concentrate grading over 30% Ta2O5, and that recoveries can be improved to over 80% by performing a flotation process on the tailings from the gravity circuit. Further test work to optimize the process is recommended by Lakefield. The Rubellite Dyke area is the top priority target for further exploration work on the Lilypad Lakes property.

Future Plans

A $1,100,000 follow-up program was recommended under the Global Canada Joint Venture that was not implemented due to Global Canada’s decision to withdraw from further participation in the project following the 2001 program. The project has been inactive since 2001 awaiting a recovery in tantalum prices or new demand for cesium minerals before considering further expenditures. There are sufficient assessment credits banked for this property to hold all the claims until at least 2010.

4.2.6    Other Assets

Wolf Mountain Platinum-Palladium Property Royalty

The Wolf Mountain platinum-palladium project is located approximately 90 kilometres northeast of Thunder Bay, Ontario and covers two Proterozoic aged layered ultramafic intrusions favourable for the occurrence of platinum-palladium plus copper-nickel deposits. The Wolf Mountain project consists of two properties: the Seagull property and the Disraeli Lake property, covering a total combined area of 12,383.38 hectares. The project has been inactive since July 2002 due to a lack of financing.

In November 2003, Avalon elected to sell its 40% working interest in the project to joint venture partners, Eastwest Resource Corporation (“EWR”) and Canadian Golden Dragon Resources Ltd. (“CGD”), for $20,000 cash and a 0.4% NSR interest in the two properties. The joint venture can purchase this NSR interest from the Company at any time for $1,000,000.

EWR and CGD continue to explore the property for platinum-palladium-gold (“Pt-Pd-Au”) deposits and in 2006 reported that drill hole WM05-17 intersected 0.44 metre grading 7.90 g/t Pt+Pd+Au (3.69 g/t Pt, 3.99 g/t Pd and 0.21 g/t Au) within a broader intercept of 1.72 metres grading 3.25 g/t Pt+Pd+Au, but have not yet reported a resource estimate.

East Cedartree Gold Property Royalty

The Company holds a 2% NSR interest in five claims, comprising part of the East Cedartree gold property located 70 kilometres southeast of Kenora, Ontario. The title holder to the claims, Metalore Resources Ltd. (“Metalore”), can re-purchase a 1% NSR from the Company at any time for $1,000,000. Avalon sold its title to the claims to Metalore in 2002 for $50,000 and 10,000 shares of Metalore.

Metalore has carried out several diamond drilling programs since the fall of 2002 to follow up on encouraging results from previous drilling by Avalon in 1998. The most recent program, conducted in 2006-2007, reported several significant gold intersections including 104.3 g/t gold over 4.3 metres, but Metalore has not yet reported a resource estimate for this mineralized gold zone.

4.3           Employees

The Company had five employees as at August 31, 2009 and November 24, 2009.

4.4           Safety and Environmental Policy

Avalon is committed to being an environmentally and socially responsible corporate citizen in how it conducts its exploration and development activities. In particular, in the conduct of these activities, Avalon will apply the Principles and Performance Guidelines for Responsible Mineral Exploration being established for its members by the PDAC which can be viewed at http://www.pdac.ca/pdac/advocacy/csr/pdac-principles-guidelines-draft.pdf.

The following Safety and Environmental Policy was approved by the Company’s Board of Directors on July 18, 2006:

Safety and Environmental Policy

Avalon Rare Metals Inc. recognizes that maintenance of environmental quality is vital to the Company’s existence, progress, and continued development. The Company will maintain high environmental standards limited only by technical and economic feasibility. The Company will take positive action to protect the safety of its workers, conserve natural resources, and minimize the impact of its activities on the environment through diligent application of appropriate technology and responsible conduct at all stages of exploration, mine development, mining, mineral processing, decommissioning, and reclamation.

The purpose of Avalon Rare Metals Inc.’s Safety and Environmental Policy is to provide a measurable framework for the performance of the Company’s activities in an environmentally responsible manner, ensuring compliance by the Company and its employees with all applicable environmental regulations and commitments.

Implementation

Avalon Rare Metals Inc. will:

1.	Obey the law and conduct all business in an ethical manner.

2.
Evaluate, plan, construct, and operate all projects and facilities to reduce adverse environmental impacts and to meet or exceed applicable environmental laws, regulations, and standards. In the absence of applicable regulations, the Company will apply cost effective best management practices to protect the environment. Require managers of all projects and operations to adhere to the Company’s Environmental Policy and to identify, evaluate, and minimize risks to the environment.

3.	Continuously review environmental achievements and technology to seek and implement methods for further improvement.

4.	Require all operations to have site specific emergency response plans which meet or exceed all applicable regulations.

5.
Conduct regular environmental, health and safety preparedness and emergency response plans to verify compliance with the Company’s policy and applicable regulations. Identify revisions or improvements to current practices in order to minimize environmental impacts. Report findings regularly to the Board of Directors.

6.	Educate employees in environmental matters and responsibilities relating to performance of their assigned tasks.

7.	Foster communication with shareholders, the public, employees, indigenous people and government to enhance understanding of environmental issues affecting the Company’s activities.

8.	Work pro-actively with government and the public to define environmental priorities. Participate in the development of responsible laws for the protection of the environment.

9.
Allocate sufficient resources to meet the Company’s environmental goals. Annually assess the projected costs of decommissioning and reclamation of appropriate amount to ensure that there will be sufficient cash reserves to pay for these costs upon closure.”

4.5         Corporate Social Responsibility (“CSR”)

In 2008, the Company adopted the Principles and Guidelines for Responsible Exploration being developed by the PDAC as policy of the Company. In addition, the Company follows the Guidelines established by PDAC for environmental best practice under its e3 plus program (“Environmental Excellence in Exploration”). Specifically, the Company has committed to the following as core principles of its exploration and development programs:

•	Open, honest and regular dialogue with local communities
•	Minimizing impacts on the land
•	Sustainability beginning at the earliest stages of exploration and extending through mine closure
•	The environment and workplace health and safety
•	Hiring local people and promoting training programs
•	Partnerships to provide lasting benefits

The Company has been reporting on its performance against these principles as part of its continuous disclosure practice, beginning with the disclosure on the Thor Lake project in the Company’s Management Discussion & Analysis for the financial year ended August 31, 2008 and the Company has and will continue to enhance its public disclosure on its sustainability practice on the Company’s website.

To achieve a high level of performance with respect to these CSR principles, in 2008 the Company formed an Advisory Committee to the Board of Directors to report to the Board on all matters relating to CSR.  The Advisory Committee presently has three members with relevant experience in these areas and is chaired by Dr. William Mercer, P.Geo., Avalon’s Vice-President, Exploration. Through PDAC, Dr. Mercer is a well-known advocate for best practice in the mineral exploration industry, where he sits on the PDAC’s CSR and e3 plus committees and is the Chair of the Health and Safety committee. Avalon’s Advisory Committee members are:

Chief Glenn Nolan of the Missanabie Cree First Nation in Northern Ontario, who in addition to his duties as a community leader, serves as Second Vice-President of PDAC and co-chairs its Aboriginal Affairs committee. Chief Nolan is also the President of Learning Together, a not-for-profit organization committed to educating northern aboriginal communities on the economic opportunities presented by the mineral industry.

Mr. Jean Cinq-Mars is a wildlife biologist with a Masters degree in Public Administration and past experience with the Canadian Wildlife Service and Wildlife Habitat Canada.  He also served as Head of the Pollution Prevention and Control Division of the Organisation for Economic Co-operation and Development (“OECD”) and Director (Pollution Control) at Environment Canada.

Mr. Denis Kemp is a Minerals Engineer with over 40 years experience in the mining and metallurgical industry, including service as Director, Environmental Development for Falconbridge Ltd. where he was responsible for development and implementation of Sustainable Development policies consistent with Falconbridge’s Code of Ethics.

The Advisory Committee met twice in 2008 to review and comment on the Company’s CSR practice.  The first meeting was an initial orientation session and the second meeting was a site visit to the Thor Lake project with management and board members in July 2008. The Advisory Committee met twice in 2009 to provide further guidance on the Company’s community engagement practice and the scope of environmental baseline studies at Thor Lake.

4.6         Risk Factors

The mining business is inherently risky in nature. Exploration activities are based on professional judgments and statistically-based tests and calculations, and often yield few rewarding results. Mineral properties are often non-productive for reasons that cannot be anticipated in advance and operations may be subject to risks including labour disputes, environmental hazards, safety issues, geological issues, weather conditions and changing regulatory requirements as examples. Avalon is subject to competitive risk as its ability to finance its activities and generate profitable operations or proceeds from disposal of assets are subject to the world price for the rare metals and the economic forces that influence capital markets. As a result, the securities of Avalon must be considered speculative. A prospective investor in Avalon should carefully consider the following factors:

Risks Associated with the Company’s Business

Exploration and Development

Exploration for REE is highly speculative in nature, involves many risks and frequently is unsuccessful.  There can be no assurance that exploration efforts will result in the discovery of mineralization or that any mineralization discovered will result in reserves.  If reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.  No assurance can be given that exploration programs will result in reserves or that reserves may be economically mined.

The long term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors that are beyond the control of the Company.

Estimates of Mineral Resources and Production Risks

The mineral resource estimates included in this AIF are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited.  In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. The estimated mineral resources described in this AIF should not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations.  Resource estimates for the Thor Lake Project have not been updated to reflect information obtained from subsequent exploration and development work and need to be updated to reflect such information.  Readers should be cautioned not to place undue reliance on these estimates.

Environmental Factors

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or result in substantial costs and liabilities to the Company in the future.  Furthermore, environmental hazards which are unknown to the Company at present and which have been caused by previous or existing owners or operators may exist on the Company’s properties.

Title to Assets and Claims Titles and Aboriginal Rights

The Company’s title to its properties may be subject to disputes or other claims including Aboriginal land title claims.  Although the Company has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. There may be valid challenges to the title of the Company’s properties, which, if successful, could impair the Company’s ability to explore, develop and/or operate its properties or to enforce its rights with respect to its properties. Aboriginal rights and title may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred. In addition, other parties may dispute the Company’s title to the properties in which it has an interest and such properties may be subject to prior unregistered agreements or transfers or land claims by aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions.

An impairment to or defect in the Company’s title to its properties could have a material adverse effect on the Company’s business, financial condition or results of operations. In addition, such claims, whether or not valid, will involve additional costs and expenses to defend or settle which could adversely affect the Company’s profitability.

Dependence on Key Employees

The Company’s future growth and its ability to develop depend, to a significant extent, on its ability to attract and retain highly qualified personnel.  The Company is highly dependent on the principal members of its senior management group and the loss of their services might impede the Company’s business strategy and growth.  The loss of one or more key employees could have an adverse effect on the growth and profitability of the Company.  Given the increased activity in the resources area, there is intense competition for skilled mining personnel.

Financing Risks

The Company has limited financial resources and has no assurance that additional funding will be available to it for further exploration or to fulfill its obligations under any applicable agreements.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration plans.

Metal Prices

The Company’s revenues, if any, are expected to be derived in large part from the mining and sale of rare metals and minerals.  The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control, including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production of rare metals and minerals due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs.  The effect of these factors on the price of rare earth, base and precious metals and minerals, and therefore the economic viability of the Company’s operations, cannot be accurately predicted.

Regulations and Mining Law, Governmental Regulation

Mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing exploration, development, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters.  Compliance with such laws and regulations increases the costs of planning, designing, developing, constructing, operating and closing mines and other facilities.  It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with or would postpone the development and operation of a mine or mines.

Exploration, development and mining of properties in which the Company has an interest will be affected to varying degrees by:  (i) government regulations relating to such matters as environmental protection, health, safety and labour;  (ii) mining law;  (iii) restrictions on production; price controls; tax increases;  (iv) maintenance of claims;  (v) tenure; and (vi) expropriation of property.  There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are required in connection with the exploration activities proposed for the properties in which the Company has an interest.  To the extent such approvals are required and not obtained, the Company’s planned exploration, development and production activities may be delayed, curtailed, or cancelled entirely.

Failure to comply with applicable laws, regulations and requirements may result in enforcement action against the Company, including orders calling for the curtailment or termination of operations on the properties, or calling for corrective or remedial measures requiring considerable capital investment.  Parties engaged in mineral exploration and mining activities may be subject to civil and criminal liability as a result of failure to comply with applicable laws and regulations.

Amendments to current laws, regulations and permitting requirements affecting mineral exploration and mining activities could have a material adverse impact on the Company’s operations and prospects.

Permits and Licenses

The operations of the Company may require licenses and permits from various governmental authorities.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Infrastructure

Mining, processing, development and exploration activities depend on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Nature of Operations

The Company is in the process of exploring its mineral resource properties.  To date, the Company has not earned significant revenues and is considered to be in the development stage.

The realization of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to develop these properties, and future profitable production or proceeds of disposition from these properties.

Operating Hazards and Risks

Mineral exploration and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The work which the Company is undertaking and proposes to undertake will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage.  Fires, power outages, labour disruptions, flooding, explosions and cave-ins, are risks involved in the operation of mines and the conduct of exploration programs.  Although the Company has secured liability insurance and will, when appropriate, secure property insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition.

Competition

The mineral industry is intensely competitive in all its phases.  The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.  The Company’s inability to compete with other mining companies could have a material adverse effect on the Company’s results of operations and business.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such events arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company’s securities.

Changes in Critical Accounting Estimates Could Adversely Affect Financial Results

Avalon’s most significant accounting estimates relate to the carrying value of the Company’s metal and mineral property assets.  The accounting policies in relation to metal and mineral properties are set out in full in the Company’s annual financial statements.  Management regularly reviews the net carrying value of each metal and mineral property.  Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.  Management’s estimates of metal and mineral prices, mineral resources and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of metal and mineral property costs.  Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.  Another significant estimate relates to accounting for stock based compensation.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

Risks Associated with Conflicts of Interest

Certain of the Company’s directors and officers also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.  Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders.  In addition, each of the Company’s directors is required to declare any interest in any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

Risks Associated with the Securities of the Company

Share Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which would not have necessarily been related to the operating performance, underlying asset values or prospect of such companies. There can be no assurance that continual fluctuation in price will not occur.

Further Equity Financing

The Company will require additional funds to fund further exploration or to fulfill its obligations under any applicable agreements.  If the Company raises additional funding by issuing additional equity securities, such financing may dilute the holdings of the Company’s shareholders.

No Dividends

The Company has not paid any dividends on its common shares.  Any decision to pay dividends on its common shares in the future will be dependent upon the financial requirements of the Company to finance future growth, the financial condition of the Company and other factors which the Board of Directors may consider appropriate in the circumstances.

5.	DIVIDENDS

To date, the Company has not paid any dividends on its common shares and anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business.  The Company does not intend to declare or pay any cash dividends in the foreseeable future.  Payment of any future dividends will be at the discretion of the Company’s Board of Directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

6.	DESCRIPTION OF CAPITAL STRUCTURE

Avalon’s authorized share structure consists of an unlimited number of common shares, of which 70,804,448 common shares were outstanding as at August 31, 2009 and 25,000,000 Preferred Shares, none of which were outstanding as at August 31, 2009.  As the date, of this report, Avalon had 78,504,448 common shares issued and outstanding.  There are no shareholders currently known to hold over 10% of the Company’s common shares.

Holders of the Company’s common shares are entitled to one vote for each common share held at all meetings of shareholders of the Company, to participate rateably in any dividend declared by the Board of Directors on the common shares and to participate equally with all outstanding shares on any distribution of the Company’s assets on a winding-up, liquidation or dissolution of the Company.

7.	MARKET FOR SECURITIES

7.1	Trading Price and Volume

Avalon’s common shares became listed and posted for trading on the TSX on February 28, 2008 under the trading symbol “AVL”, prior to which they were listed on the TSX Venture Exchange under the same trading symbol. The following table sets out the range of the market price and trading volumes of the common shares on the TSX for the periods indicated:

Period	High ($)	Low ($)	Volume
2009
November (1)	3.25	2.42	4,683,319
October	3.62	2.27	11,650,589
September	4.24	2.56	19,131,993
August	2.70	1.74	6,492,897
July	2.29	1.49	4,303,687
June	1.93	1.20	7,336,106
May	1.38	0.55	7,608,691
April	0.80	0.51	1,160,417
March	0.67	0.51	496,207
February	0.94	0.40	820,159
January	0.88	0.58	833,049
2008
December	0.60	0.30	1,367,272
November	0.90	0.35	964,580
October	0.97	0.40	1,160,060
Note: (1) November 1, 2009 through November 23, 2009.

7.2	Prior Sales

The only securities that the Company has outstanding that are not listed or quoted on a marketplace are stock options granted under the Company’s stock option plan and certain common share purchase warrants.  Set forth in the following table is information with respect to the stock options and warrants issued during the most recently completed financial year.

Stock Options

Date of Grant	Date of Expiry	Number of Options Granted	Exercise price of Options Granted
September 1, 2008	September 1, 2010	32,000	$1.86
December 31, 2008	December 31, 2010	200,000	$0.50
January 13, 2009	January 13, 2011	200,000	$0.70
January 27, 2009	January 27, 2011	50,000	$0.63
January 27, 2009	January 27, 2014	100,000	$0.63
February 13, 2009	February 13, 2011	150,000	$0.75
February 13, 2009	February 13, 2014	400,000	$0.75
April 7, 2009	April 7, 2014	100,000	$0.55
June 2, 2009	June 2, 2014	200,000	$1.41
July 14, 2009	July 14, 2011	200,000	$1.54
July 14, 2009	July 14, 2014	225,000	$1.54
August 28, 2009	August 28, 2014	50,000	$2.35

Warrants

Date of Issuance	Date of Expiry	Number of Warrants Issued	Exercise Price of Warrants Issued
December 15, 2008	December 15, 2010	198,750	$0.50

8.	DIRECTORS AND OFFICERS

8.1	Name, Occupation and Security Holding

The name, province or state and country of residence, positions with Avalon, committee membership and principal occupation of each of the directors and executive officers of Avalon as of November 24, 2009 are as follows:

Name, Province/State and Country of Residence	Position with the Company	Principal Occupation	Director Since	Common Shares Beneficially Owned, Directly or Indirectly or Controlled *
Donald S. Bubar Ontario, Canada	President and CEO	President and CEO of Avalon Rare Metals Inc.	February 17, 1995	1,252,000

Alan Ferry (1) (2) Ontario, Canada	Director	Chairman of the Company and Self-employed Businessman since July 2007 and prior thereto, Vice-President, Metals and Minerals for D&D Securities Company (an investment dealer).	February 24, 2000	175,000

Name, Province/State and Country of Residence	Position with the Company	Principal Occupation	Director Since	Common Shares Beneficially Owned, Directly or Indirectly or Controlled *
Phil Fontaine Ontario, Canada	Director
Retired as National Chief of the Assembly of First Nations in July 2009 after serving three consecutive terms; Special Advisor to the Royal Bank of Canada and a Member of the Sagkeeng First Nation in Manitoba.
			September 8, 2009	Nil

Brian D. MacEachen (1) Nova Scotia, Canada	Director	President and CEO of Linear Metals Corporation (a mining exploration company) since January 2008; prior thereto, CFO and Vice-President of Finance from February 2005 to January 2008; CFO and Vice-President, Finance of Linear Gold Corp. (a mining exploration company) from January 2004 to January 2008.	November 16, 1998	365,000

Peter McCarter (2) Ontario, Canada	Director	Retired since September 2007; prior thereto, Executive Vice-President Corporate Affairs, Aur Resources Inc., (an international mining company) from August 1989 to August 2007.	November 16, 2007	30,000

Joseph G. Monteith(1) (2) Ontario, Canada	Director	Chairman of Monteco Ltd. (research and development company)	February 24, 2000	820,000

R. J. (Jim) Andersen Ontario, Canada	Chief Financial Officer and Vice-President of Finance	President of Andersen & Company, PC (a chartered accounting firm) since January 2007; prior thereto, Partner, Forbes Andersen LLP, Chartered Accountants from August 1996 to December 2006.	Not applicable	750,000

Name, Province/State and Country of Residence	Position with the Company	Principal Occupation	Director Since	Common Shares Beneficially Owned, Directly or Indirectly or Controlled *
Ian London Ontario, Canada	Vice-President, Market Development	Vice President, Corporate Development of the Company since January 2007; prior thereto, Chief Executive Officer of Process Products Ltd. (a manufacturing distribution company) from January 2001 to July 2006.	Not applicable	2,000

William Mercer Ontario, Canada	Vice-President, Exploration	Self-employed Geological Consultant; Director, Geology of Xstrata plc (an international mining company) from July 2006 to September 2006; Director, Geology of Falconbridge Ltd. (an international mining company) from August 2002 to July 2006.	Not applicable	10,000

David D. Swisher Washington, USA	Vice-President, Operations	Vice President, Operations for the Company since November 2009; prior thereto, Vice President and Senior Project Manager of Tamerlane Ventures Inc. (a mining exploration company) from 2005 to 2008.	Not applicable	Nil
Notes:
* As provided by the respective director or executive officer.
(1)	Member of the Company’s Audit Committee.
(2)	Member of the Company’s Compensation, Governance and Nominating Committee

The term of office for each director expires at the next annual meeting of shareholders at which his successor is elected unless, prior thereto, a director resigns or is removed from office or otherwise ceases to be qualified as a director, in each case in accordance with the BCA.

As of November 23, 2009, the directors and executive officers of Avalon as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 3,404,000 common shares of Avalon, being 4.3% of the outstanding common shares of Avalon.

8.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the Company’s directors or executive officers (including any of their respective holding companies) is, as at the date of this AIF, or has been, within the preceding 10 years, a director, chief executive officer or chief financial officer of any company (including the Company) that, while that person was acting in that capacity,

(i)
was subject to a cease trade or similar order (including a management cease trade order whether or not such person was named in the order) or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, (an “Order”) while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, other than Peter McCarter, who was a director and officer of Compressario Corporation when it became subject to a Cease Trade Order that was issued by the Ontario, B.C. and Alberta Securities Commissions for failure to file financial statements; and

(ii)
was subject to an Order that was issued after the director or executive officer ceased to be a director, executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the Company’s directors or executive officers or, to the Company’s knowledge, shareholders holding a sufficient number of the Company’s securities to affect materially the control of the Company, if any, (including any of their respective holding companies),

(i)
is, as at the date of this AIF, or has been, within the preceding 10 years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)
has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer; or shareholder; or

(iii)	has been subject to:

(a)
since December 31, 2000, any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or before December 31, 2000, the disclosure of which would likely be important to a reasonable investor in making an investment decision; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.3	Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers serve as directors and officers of other public companies, and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies. See “Description of the Business – Risk Factors – Risks associated with conflicts of interest”.

9.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is and has not been a party to, and none of its properties and or were the subject of, any legal proceedings during the financial year of the Company and no legal proceedings are known to Avalon to be contemplated.

There were no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year of the Company ended August 31, 2009, no other penalties or sanctions have been imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision with respect to the securities of Avalon, and no settlement agreements were entered into with a Court relating to securities legislation or with a securities regulatory authority during the financial year of the Company ended August 31, 2009.

10.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company is not aware of any material interest, direct or indirect, in any transaction within the three most recently completed financial years involving any director, executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the common shares or any associate or affiliate of any of the foregoing that has materially affected or will materially affect the Company, other than as set forth herein or as previously disclosed.

11.	TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Investor Services Inc. at its municipal offices in Vancouver, British Columbia and Toronto, Ontario.

12.	AUDIT COMMITTEE AND RELATED INFORMATION

12.1	Charter

The responsibilities and duties of the audit committee (the “Audit Committee”) of the Board of Directors of the Company are set out in the Audit Committee’s Charter (the “Charter”), the text of which is set forth in Appendix A to this AIF.

12.2	Composition

The following are members of the Company’s Audit Committee:

Name	Independent Yes/No	Financially Literate Yes/No	Relevant Education/Experience
Brian MacEachen Chairman	Yes	Yes	• Chartered Accountant with over 20 years experience in overseeing the financial management of publicly-traded companies • President and CEO of Linear Metals Corporation • Holds a BBA and CA

Alan Ferry	Yes	Yes	• Chartered Financial Analyst with over 25 years experience as a mining analyst with various investment dealers • Holds a B.Sc. • Serves on the board of directors of six publicly traded companies
Joseph Monteith	Yes	Yes
•      Retired Chemical Engineering Technologist
•    Chairman of Monteco Ltd. (developer of new technologies in air, water and energy) and Virtualink Canada Inc. (a virtual office service provider)
•      Has served as CEO of several private companies

12.3	Pre-Approval Policies and Procedures

Under the terms of the Charter, the Audit Committee is required to pre-approve all non-audit services to be performed by the auditor. Authority to pre-approve such services may be delegated by the Audit Committee to one member, provided that the pre-approval is presented to the full Audit Committee at the next meeting of the Audit Committee.

12.4	External Auditor Service Fees

The following table provides detail in respect of audit, audit related, tax and other fees paid by the Company to the external auditors for professional services:

Reporting Period	Audit Fees (1)	Audited-Related Fees (2)	Tax Fees (3)	All Other Fees (4)
August 31, 2009	$21,000	Nil	Nil	Nil
August 31, 2008	$19,000	$1,825	Nil	Nil
Notes:
(1)	“Audit fees” include the aggregate professional fees billed by the Company’s auditor for the audit of the annual financial statements and other regulatory audits and filings.
(2)
“Audit-related fees” include professional fees billed by the Company’s auditor related to assurances and related services related to the performance of the audit or review of financial statements not included in “Audit fees”.

(3)	“Tax Fees” include the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	“All other fees” include the aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

13.	MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business and other than as described in this AIF, the Company is not a party to any material contract.

14.	INTERESTS OF EXPERTS

14.1	Names and Interests of Experts

The Company’s auditors are Sievert & Sawrantschuk LLP, Chartered Accountants, who have prepared an independent auditors’ report dated October 5, 2009 in respect of the Company’s financial statements with accompanying notes for the year ended August 31, 2009. Sievert & Sawrantschuk LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Information of an economic (including economic analysis), scientific or technical nature in respect of the Company’s mineral projects and properties is included in this AIF based upon the following:

In respect of the Thor Lake Project, the report dated March 12, 2007 entitled “Technical Report on the Thor Lake Rare Metals Project, NT” completed by Wardrop (the “Technical Report”), Peter Broad, P. Eng. and Kevin Palmer, P. Geo. of Wardrop, each a qualified person for the purposes of NI 43-101, served as the qualified person responsible for the preparation of the Technical Report. Both Peter Broad and Kevin Palmer are independent of the Company within the meaning of NI 43-101, and neither of them hold, received or expect to receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company, or any associate or affiliate of the Company, when the Technical Report was prepared, or following preparation of the Technical Report or in connection with the preparation of the Technical Report and neither of them or any directors, officers or employees of Wardrop has or is expected to be elected, appointed or employed as a director, officer or employee of the Company, or of any associate or affiliate of the Company.

In respect of the Company’s other projects, information and data was reviewed and prepared by Donald S. Bubar, P.Geo., President and CEO of the Company, and Dr. William Mercer, P.Geo., Vice-President, Exploration of the Company, each a qualified person for the purposes of NI 43-101.

15.	ADDITIONAL INFORMATION

Additional information relating to the Company can be found under the Company’s profile on the SEDAR website at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s Information Circular for its most recent annual meeting of shareholders. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for its most recently completed financial year.

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APPENDIX A
CHARTER OF THE AUDIT COMMITTEE

Purpose

The Audit Committee (the “Committee”) of Avalon Rare Metals Inc. (the “Company”) is appointed by the Board of Directors (the “Board”) to assist the Board in fulfilling its oversight responsibilities to the Company. In so doing, the Committee provides an avenue of communication among the independent auditors of the Company (the “Auditors”), management, and the Board. The Committee’s primary duties and responsibilities are to gain reasonable assurance of the following:

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that the Company complies with the applicable laws, regulations, rules, policies and other requirements of governments, regulatory agencies and stock exchanges relating to financial reporting and disclosure (“Applicable Law”);

•	that management of the Company has assessed areas of potential significant financial risk to the Company and taken appropriate measures;

•	the independence and satisfactory performance of duties by the Auditors;

•	that the accounting principles, significant judgments and disclosures that underlie or are incorporated in the Company’s financial statements are the most appropriate in the prevailing circumstances;

•	that the Company’s quarterly and annual financial statements present fairly the Company’s financial position and performance in accordance with generally accepted accounting principles; and

•	that appropriate information concerning the financial position and performance of the Company is disseminated to the public in a timely manner.

(a)	Composition

The Committee shall be comprised of three or more directors of the Company (“Directors”) as determined by the Board from time to time, each of whom must be independent1. All members of the Committee shall be financially literate1. The Committee members shall be appointed by the Board.

Chair

The Board, upon recommendation of the Committee, will appoint the Chair of the Committee (the “Chair”) annually, to be selected from the members of the Committee. If, in any year, the Board does not make an appointment of the Chair, the incumbent Chair will continue in office until that Chair’s successor is appointed.

1 A Committee member is considered an independent director if he or she has no direct or indirect material relationship with the Company which could, in the view of the Board, be reasonably expected to interfere with the exercise of such individual’s independent judgment as more particularly set out in National Instrument 52-110 - Audit Committees (“NI 52-110”). Determination as to whether a particular Director satisfies the requirements for membership in the Committee shall be made by the Board.
1 An individual is financially literate if he/she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements as set out in NI 52-110.

Reliance on Experts

The Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it. In so doing, each member of the Committee shall be entitled to rely in good faith upon:

(a)
financial statements of the Company represented to him or her by an officer of the Company or in a written report of the Auditors to present fairly the financial position of the Company in accordance with generally accepted accounting principles; and

(b)	any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

For the purpose of performing their duties, the members of the Committee shall have the right to inspect all books, records and accounts and any other matters relating to the financial position of the Company, and to communicate directly with the Auditors, the internal financial management of the Company, and/or Company counsel.

Remuneration of Committee Members

No member of the Committee may earn fees from the Company (or any of its subsidiaries) other than directors’ fees (which fees may include cash, options or other consideration ordinarily available to directors). For greater certainty, no member of the Committee shall accept any consulting, advisory or other compensatory fee from the Company.

Meetings and Operating Procedures

•	The Committee shall meet at least four times annually, or more frequently as circumstances dictate.

•	A quorum shall be a majority of the members.

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Meetings of the Committee shall take place in person or by telephone and shall be called by the Chair. Meetings may also be called by any other member of the Committee, or by the chair of the Board, the Chief Executive Officer, or the Chief Financial Officer of the Company or by the Auditors. Unless otherwise specified by the Chair, the Secretary or the Assistant Secretary of the Company shall act as secretary of the Committee and shall provide the chair of the Board and each member of the Committee with notice of the meetings of the Committee and each shall be entitled to attend such meetings. The Chair or the Committee may require any officer or employee of the Company (or any subsidiary thereof) to attend a Committee meeting and, further, may invite any such other individuals to attend a Committee meeting as deemed appropriate or advisable.

•	In the absence of the Chair of the Committee, the members shall appoint an acting Chair.

•	A copy of the minutes of each meeting of the Committee shall be provided to each member of the Committee and to each Director of the Company in a timely fashion.

•	The Chair (or other appropriate person) shall prepare and/or approve an agenda in advance of each meeting.

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The Committee, in consultation with management and the Auditors, shall develop and participate in a process for review of important financial topics that have the potential to impact the Company’s financial policies and disclosures.

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The Committee shall communicate its expectations to management and the Auditors with respect to the nature, timing and extent of its information needs. The Committee expects that written materials will be received from management and the Auditors in advance of meeting dates.

•	The Committee shall annually review, discuss and assess its own performance. In addition, the Committee shall periodically review its role and responsibilities.

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The Committee expects that, in discharging their responsibilities to the Company, the Auditors shall be accountable to the Board through the Committee. The Auditors shall report all material issues or potentially material issues to the Committee.

Responsibilities and Duties

Review Procedures

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Review the Company’s annual audited financial statements and quarterly unaudited financial statements and the accompanying Management Discussion and Analysis prior to filing or distribution, and report its findings for approval to the Board. Review should include discussion with management, and where appropriate, the Auditors in respect of significant issues regarding accounting principles, practices and judgments.

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Review news releases and reports to shareholders, prior to distribution, that are to be issued by the Company with respect to the Company’s annual and quarterly financial statements and, if appropriate, recommend approval of same to the Board.

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Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the disclosure stated above, and periodically assess the adequacy of those procedures.

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In consultation with management and the Auditors, consider the integrity of the Company’s financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures. Review significant findings prepared by the Auditors together with management’s responses.

•	Review with management and the Auditors the management certifications of the financial statements as required under Applicable Law.

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Review with management and the Auditors the appropriateness of the Company’s accounting policies, disclosures, reserves, key estimates and judgments, including changes or alternatives thereto and to obtain reasonable assurance that they are in compliance with GAAP, and report thereon to the Board.

•	Review the following with management with the objective of obtaining reasonable assurance that financial risk is being effectively managed and controlled:

i)	management’s tolerance for financial risks;

ii)	management’s assessment of significant financial risks facing the Company; and

iii)	the Company’s policies, plans, processes and any proposed changes to those policies for controlling significant financial risks;

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On at least an annual basis, review any legal or regulatory matters that could have a significant impact on the Company’s financial statements, the Company’s compliance with Applicable Law, and inquiries received from regulators or governmental agencies. Management shall provide the Committee with copies of correspondence between the Company, the Auditor, and the Company’s counsel, relating to any issues respecting the Company’s financial statements and/or disclosures being in compliance with Applicable Law.

•	Review and reassess the adequacy of this Charter at least annually, submit any changes to the Board for approval and ensure that it is in compliance with Applicable Law.

The Auditors

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The Auditors are ultimately accountable to the Committee and the Board and shall report directly to the Committee. The Committee shall review the independence and performance of the Auditors and annually recommend to the Board the appointment and compensation of the Auditors or approve any discharge of Auditors when circumstances warrant.

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Assume direct responsibility for overseeing the work of the Auditors engaged to prepare or issue an audit report or perform other audit, review or attest services for the Company, including the resolution of disagreements between management and the Auditors regarding financial reporting.

•	The Committee shall pre-approve all non-audit services (“Non-Audit Services”) to be provided to the Company (or its subsidiaries) by the Auditors. In connection with the foregoing, the Committee:

i)
may delegate to one or more of its members (a “Delegate”) the authority to pre-approve Non-Audit Services provided that such pre-approval is presented to the Committee at its first scheduled meeting following such pre-approval;

ii)
shall be considered as having satisfied its pre-approval requirements for Non-Audit Services if it adopts specific policies and procedures for the engagement of Non-Audit Service, A) such pre-approval policies and procedures are detailed as to the particular service; and ii) the Committee is informed of each Non-Audit services and B) the procedures do not include delegation of the Committee’s responsibilities to management; and C) shall also be considered as having satisfied its pre-approval requirements for Non-Audit Services if: (X) the aggregate amount of all Non- Audit Services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company (and its subsidiaries) to the Auditors during the fiscal year in which the services are provided; (Y) the Company (or the subsidiary, as the case may be) did not recognize the relevant Non-audit Services as Non-Audit services at the time of the engagement; and (Z) the relevant Non-Audit Services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit for the relevant fiscal year, by the Committee or by a Delegate.

•	On an annual basis, the Committee shall all review and discuss with the Auditors all significant relationships they have with the Company that could impair the Auditors’ independence.

•	Review the Auditors’ audit plan, discuss scope, staffing, locations, reliance upon management and internal audit and general audit approach.

•	Prior to releasing the annual audited financial statements, discuss the results of the audit with the Auditors, as well as any matters required to be communicated to audit committee by the Auditors.

•	Consider the Auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

•	Review the results of independent audits and any change in accounting practices or policies and their impact on the financial statements.

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Where there are unsettled issues raised by Auditors that do not have a material effect on the annual audited financial statements, require that there be a written response identifying a course of action that would lead to their resolution.

Other

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Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

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Ensure that the Company’s annual information form (“AIF”) and management information circulars (and any other relevant disclosure documentation) contains the prescribed disclosure regarding the Committee.

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The policies and procedures of the Committee should remain flexible in order to enable it to react to changes in circumstances and conditions so as to ensure that the corporate accounting reporting practices of the Company are in accordance with all Applicable Law and current best practices. The purpose and procedures outlined in this Charter are meant to serve as guidelines rather than inflexible rules and the Committee is encouraged to adopt such additional procedure and standards as it deems necessary from time to time to fulfill its responsibilities.

Limitations on Committee’s Duties

In contributing to the Committee’s discharging of its duties under this Charter, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all Board members are subject. Further, while the Committee has the responsibilities and powers set forth in this Charter, the Committee’s mandate and function is one of oversight. It is not the duty of the Committee to plan or conduct internal or external audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such functions are the responsibility of financial management of the Company and/or the Auditors. Nor is it the duty of the Committee to conduct investigations, to resolve disagreements, if any, amongst the financial management of the Company and the Auditors or to ensure compliance with applicable laws and regulations. Nothing contained in this Charter is intended to expand applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from which he or she receives information (ii) the accuracy of the financial and other information provided by such persons or organizations (absent actual knowledge to the contrary, which shall be promptly reported to the Board) and (iii) representations made by management as to all audit and non-audit relationships with and/or services provided by the Auditors.